Exhibit 1.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

DATED AS OF MAY 31, 2017

between

TEEKAY TANKERS LTD.,

ROYAL 2017 LTD.

and

TANKER INVESTMENTS LTD.

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 31, 2017 (this “Agreement”), between Teekay Tankers Ltd., a corporation incorporated in the Republic of the Marshall Islands (“TNK”), Royal 2017 Ltd., a corporation incorporated in the Republic of the Marshall Islands and a direct wholly owned subsidiary of TNK (“Merger Sub”), and Tanker Investments Ltd., a corporation incorporated in the Republic of the Marshall Islands (“TIL”). TNK, Merger Sub and TIL are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Parties wish to merge Merger Sub with and into TIL (the “Merger”), with TIL continuing as the surviving company and a direct wholly owned subsidiary of TNK, in accordance with the applicable provisions of the Business Corporations Act of the Republic of the Marshall Islands (the “Marshall Islands Act”);

WHEREAS, the Parties desire for U.S. federal income Tax purposes that the Merger qualify as a tax-free reorganization in accordance with Section 368(a) of the Code, and that this Agreement constitute a “plan of reorganization” within the meaning of Section 368(a) of the Code;

WHEREAS, the Special Committee (the “Special Committee”) of the board of directors of TIL (the “TIL Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and advisable to, and in the best interests of, the shareholders of TIL (other than TNK and its Affiliates) (the “Unaffiliated TIL Shareholders”), (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended to the TIL Board that the TIL Board (A) approve this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (B) recommend to the TIL shareholders that the TIL shareholders approve this Agreement;

WHEREAS, upon receipt of such approval and recommendation of the Special Committee, at a meeting duly called and held, the TIL Board has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and advisable to, and in the best interests of, the Unaffiliated TIL Shareholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement and the Merger be submitted to a vote of the TIL shareholders, and (iv) recommended to the TIL shareholders that the TIL shareholders approve this Agreement; and

WHEREAS, the board of directors of TNK (the “TNK Board”) has unanimously (i) determined that the Merger is fair and advisable to, and in the best interests of, TNK and the shareholders of TNK, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger and an amendment to the Amended and Restated Articles of Incorporation of TNK (the “TNK Charter”) to increase the number of authorized shares of (1) TNK capital stock from 400,000,000 shares to 600,000,000 shares and (2) TNK Class A Common Stock from

200,000,000 shares to 400,000,000 (the “Charter Amendment”), (iii) directed that the Charter Amendment be submitted to a vote of the TNK shareholders; and (iv) recommended to the TNK shareholders that the TNK shareholders approve the Charter Amendment; and

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to TNK’s and TIL’s willingness to enter into this Agreement, Teekay Corporation, a Marshall Islands corporation (“Teekay”), has entered into a Voting and Support Agreement (the “Voting and Support Agreement”), providing that, among other things, subject to the terms and conditions set forth therein, Teekay and its Subsidiaries will support the Merger and the other transactions contemplated hereby, including by (i) voting the shares of TIL Common Stock beneficially owned by Teekay and its Subsidiaries in favor of the approval of this Agreement, and (ii) voting the shares of TNK Common Stock beneficially owned by Teekay and its Subsidiaries in favor of Charter Amendment.

NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1    Certain Definitions.

(a)    When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):

“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Acquisition Proposal” means any offer, proposal or indication of interest by a Third Party relating to any transaction or series of transactions involving (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of a Party and its Subsidiaries, assets of a Party and/or any of its Subsidiaries that generated, individually or in the aggregate, 15% or more of the consolidated net income or revenues of such Party for the then most recently completed four quarter period, or 15% or more of any class of equity or voting securities of a Party or any one or more of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of such Party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Third Party beneficially owning 15% or more of any class of equity or voting securities of a Party or any one or more of its Subsidiaries whose assets (or net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the most recently completed four quarter period) of such

Party, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving a Party or any of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of such Party.

“Action” means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person. For purposes of this definition and as used otherwise in this Agreement, “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise, provided, however, that (a) TNK, Teekay and their Subsidiaries shall not be considered Affiliates of TIL or any of its Subsidiaries and (b) TIL and its Subsidiaries shall not be considered Affiliates of TNK, Teekay or any of their Subsidiaries.

“Business Day” means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York are authorized or required by applicable Law to close, provided that any day that the Registrar of Corporations of the Republic of the Marshall Islands is not accepting filings shall not be a “Business Day”.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

“Environmental Laws” means applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines relating to the protection of the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“Equitable Exceptions” means the extent to which the enforceability of a Contract may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity.

“ERISA” means Title IV of the U.S. Employee Retirement Income Security Act of 1974.

“Exchange Ratio” means 3.3.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including the Republic of the Marshall Islands, Bermuda and Norway), international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization (including, for the avoidance of doubt, the NYSE and OSE).

“Governmental Authorizations” means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any applicable Law.

“Indebtedness” means, with respect to any Person, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (ii) commitments of such Person for which it assures a financial institution against loss (including contingent reimbursement obligations with respect to banker’s acceptances or letters of credit), (iii) liability of such Person with respect to interest rate or currency exchange swaps, collars, caps or similar hedging obligations, and (iv) responsibility or liability of such Person directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing of another Person.

“Knowledge of TIL” or any similar phrase means the actual knowledge of the following persons after reasonable inquiry: William Hung, Scott Gayton and Adrian Dirassar.

“Knowledge of TNK” or “Known by TNK” or any similar phrase means the actual knowledge of the following persons after reasonable inquiry: Kevin Mackay, Vincent Lok, Art Bensler, William Hung, Scott Gayton and Adrian Dirassar.

“Law” means any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other similar adverse claim or encumbrance of any kind in respect of such property or asset.

“Management Agreement” means the Management Agreement, dated as of January 23, 2014, between TIL and Teekay Tankers Management Services Ltd (“TTMS”).

“Manager” means TTMS or any assignee, successor or designee of TTMS performing the services contemplated or required under the Management Agreement.

“Maritime Guidelines” means any United States, international or non-United States (including the Republic of the Marshall Islands and Bermuda) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a vessel, and to which a vessel is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such vessel’s classification society or the insurer(s) of such vessel.

“Newbuildings” means vessels contracted to be constructed, under construction or newly constructed for, but not yet delivered to, a Party or any of its Subsidiaries.

“NYSE” means the New York Stock Exchange.

“Order” means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“OSE” means the Oslo Stock Exchange.

“Permitted Liens” means (i) Liens disclosed on the TIL Balance Sheet or the TNK Balance Sheet, as the case may be, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the TIL Balance Sheet or the TNK Balance Sheet, as the case may be), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, (v) other liens, charges and encumbrances incidental to the conduct of the business of TIL or TNK, as the case may be, or the ownership of any such Person’s property and assets and which do not in the aggregate materially detract from the value of each such party’s property or assets or materially impair the use thereof in the operation of its business or (vi) Liens disclosed in the TNK SEC Documents or the TIL OSE Documents, as applicable.

“Person” means an individual, corporation, partnership, limited liability company, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors and other representatives of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity (whether recognized by statute or under the common law) (i) of which such Person or a Subsidiary of such Person is the general partner or managing member or (ii) of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the shares or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person, provided, however, that, in the case of clauses (i) and (ii), for the avoidance of doubt, TIL and its Subsidiaries shall not be considered Subsidiaries of Teekay or TNK.

“Tax Returns” means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local and foreign income, profits, tonnage, franchise, gross receipts, environmental, customs duty, share capital, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Termination Fee” means the TIL Termination Fee or the TNK Termination Fee, as applicable.

“Third Party” means any person, including any person or group of persons as such terms are defined and used in Section 13 of the 1934 Act, other than TIL, TNK, Teekay or any of their respective Affiliates.

“TIL Acceptable Confidentiality Agreement” means a confidentiality agreement on terms that are no less favorable in the aggregate to TIL as determined by TIL in good faith than those contained in the March 21 Confidentiality Agreement (which agreement need not contain standstill provisions), provided, however, that any such TIL Acceptable Confidentiality Agreement may not contain provisions that prohibit TIL from complying with the provisions of Section 6.4.

“TIL Acquisition Proposal” means an Acquisition Proposal related to TIL.

“TIL Common Stock” means common stock of TIL, par value $0.001 per share.

“TIL Companies” means TIL and its Subsidiaries (and a “TIL Company” shall mean any of the foregoing).

“TIL Companies Organizational Documents” means, collectively, the TIL Organizational Documents and the organizational documents of each of TIL’s Subsidiaries.

“TIL Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by TIL to TNK.

“TIL Interested Party Transaction” means any Contract or legally binding arrangement between any TIL Company, on the one hand, and any current or former officer or director of any TIL Company or any of such officer’s or director’s immediate family members or Affiliates, or any current or former record or beneficial owners of any equity or equity-linked securities in any TIL Company or any of such owner’s Affiliates, on the other hand.

“TIL Material Adverse Effect” means a material adverse effect on the financial condition, business, assets (including TIL Vessels, save for ordinary wear and tear), liabilities or results of operations of the TIL Companies, taken as a whole, excluding any effect resulting from (A) changes in applicable Law or GAAP, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the TIL Companies operate, (D) acts of war, sabotage or terrorism or natural disasters, (E) any failure by TIL or its Subsidiaries to meet any internal or external projections, budgets, guidance, forecasts, estimates of revenues or earnings by TIL or its Subsidiaries or analysts (provided that the exception in this clause (E) shall not prevent the underlying facts giving rise or contributing to such failure or decrease from being taken into account in determining whether a TIL Material Adverse Effect has occurred), (F) any change in the market price, credit rating or trading volume of shares of TIL Common Stock for any period ending on or after the date of this Agreement (provided that the exception in this clause (F) shall not prevent the underlying facts giving rise or contributing to such change from being taken into account in determining whether a TIL Material Adverse Effect has occurred), (G) the announcement, pendency or consummation of the transactions contemplated by this Agreement; (H) any action taken, or the failure to take action, in each case, to which TNK has requested; or compliance with the terms of, or the taking of any action expressly permitted or expressly required by, this Agreement; or the failure to take any action because it is prohibited by this Agreement or the Management Agreement, or (I) the performance by the Manager, or the failure of the Manager to perform its obligations, under the Management Agreement; provided that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect the TIL Companies, taken as a whole, relative to other entities operating in the industry in which the TIL Companies operate.

“TIL Vessels” means the vessels (i) owned by any TIL Company (“TIL Owned Vessels”) or (ii) chartered-in by any TIL Company pursuant to charter arrangements.

“TIL Warrants” mean, collectively, the TIL warrants to purchase or acquire shares of TIL Common Stock, which warrants were issued by TIL to each of Teekay Holdings Limited and TNK pursuant to those certain Warrants dated January 23, 2014.

“TNK Acceptable Confidentiality Agreement” means a confidentiality agreement on terms that are no less favorable in the aggregate to TNK as determined by TNK in good faith than those contained in the May 2 Confidentiality Agreement (which agreement need not contain standstill provisions), provided, however, that any such TNK Acceptable Confidentiality Agreement may not contain provisions that prohibit TNK from complying with the provisions of Section 6.5.

“TNK Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program or (v) share purchase, share option, severance pay, employment, change-in-control, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, under which any present or former employee of any TNK Company or Teekay or any of its Subsidiaries has any present or future right to compensation, payments or benefits sponsored or maintained or contributed to by any TNK Company.

“TNK Common Stock” means TNK Class A Common Stock and TNK Class B Common Stock.

“TNK Companies” means TNK and its Subsidiaries (and a “TNK Company” shall mean any of the foregoing).

“TNK Credit Facility Agreements” means (i) the Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016, between TNK, Nordea Bank Finland PLC and the other bank parties thereto and (ii) the Secured Reducing Revolving Loan Facility Agreement dated December 6, 2006 between SPT Explorer LLC, Navigator Spirit LLC, Pinnacle Spirit LLC, Teekay Corporation and Danmarks Skibskredit A/S, as amended and supplemented from time to time.

“TNK Disclosure Documents” means any form, report, schedule, statement or other document required to be filed with or furnished to the SEC by TNK and which is publicly available or distributed or otherwise disseminated by TNK to TNK’s shareholders or TIL’s shareholders in connection with the Merger, including the Joint Proxy Statement/Prospectus.

“TNK Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by TNK to TIL.

“TNK Equity Plan” means the TNK 2007 Long-Term Incentive Plan.

“TNK Material Adverse Effect” means a material adverse effect on the financial condition, business, assets (including TNK Vessels, save for ordinary wear and tear), liabilities or results of operations of the TNK Companies, taken as a whole, excluding any effect resulting from (A) changes in applicable Law or GAAP, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the TNK Companies operate, (D) acts of war, sabotage or terrorism or natural disasters, (E) any failure by TNK or its Subsidiaries to meet any internal or external projections, budgets, guidance, forecasts, estimates of revenues or earnings by TNK or its Subsidiaries or analysts (provided that the exception in this clause (E) shall not prevent the underlying facts giving rise or contributing to such failure or decrease from being taken into account in determining whether a TNK Material Adverse Effect has occurred), (F) any change in the market price, credit rating or trading volume of shares of TNK Common Stock for any period ending on or after the date of this Agreement (provided that the exception in this clause (F) shall not prevent the underlying facts giving rise or contributing to such change from being taken into account in determining whether a TNK Material Adverse Effect has occurred), (G) the announcement, pendency or consummation of the transactions contemplated by this Agreement, or (H) any action taken, or the failure to take action, in each case, to which TIL has requested; or compliance with the terms of, or the taking of any action expressly permitted or expressly required by, this Agreement; or the failure to take any action because it is prohibited by this Agreement; provided that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect the TNK Companies, taken as a whole, relative to other entities operating in the industry in which the TNK Companies operate.

“TNK Vessels” means the TNK Owned Vessels and TNK Leased Vessels.

(b)    For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph or Exhibit without reference to a document, such reference is to an Article, Section, paragraph or Exhibit to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; (x) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars; and (xi) the word “Subsidiary” when used in this Agreement will be deemed to include a direct or indirect Subsidiary of a Person.

(c)    Additional Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Articles of Incorporation	Section 2.1(d)(i)
Articles of Merger	Section 2.1(a)
Blue Sky	Section 7.1(a)
Board Observer	Section 8.10(a)
Board Observer Agreement	Section 8.10(b)
Bylaws	Section 2.1(d)(ii)
Charter Amendment	Recitals
Closing	Section 2.1(b)
Closing Date	Section 2.1(b)
Expense Cap	Section 11.4(b)
D&O Insurance	Section 8.7(b)
Effective Time	Section 2.1(a)

End Date	Section 10.1(b)
Exchange Agent	Section 3.2(a)
Exchange Fund	Section 3.2(a)
Excluded Share	Section 3.1(a)
HSR Act	Section 4.2(c)
HSR Filings	Section 8.1
Indemnitee	Section 8.7(a)
intentional breach	Section 10.2
Joint Proxy Statement/Prospectus	Section 7.1(a)
March 21 Confidentiality Agreement	Section 6.3
Marshall Islands Act	Recitals
Material TIL Breach	Section 10.1(e)
Material TNK Breach	Section 10.1(d)
May 2 Confidentiality Agreement	Section 6.3
Merger	Recitals
Merger Consideration	Section 3.1(b)
Merger Sub	Preamble
Noncertificated Share	Section 3.1(b)
Party	Preamble
Registration Statement	Section 7.1(a)
Special Committee	Recitals
Surviving Company	Section 2.1(a)
Teekay	Recitals
TIL	Preamble
TIL Adverse Recommendation Change	Section 6.4(a)
TIL Balance Sheet	Section 4.5(a)
TIL Board	Recitals
TIL Board Recommendation	Section 4.2(b)
TIL Financial Advisor	Section 4.10
TIL Intervening Event	Section 6.4(b)(ii)
TIL Notice Period	Section 6.4(b)(iii)
TIL Organizational Documents	Section 4.1
TIL OSE Document	Article IV
TIL Preferred Stock	Section 4.4
TIL Shareholder Approvals	Section 4.2(a)
TIL Shareholders’ Meeting	Section 7.2
TIL Superior Proposal	Section 6.4(d)
TIL Termination Fee	Section 11.4(d)(i)
TNK	Preamble
TNK Adverse Recommendation Change	Section 6.5(a)
TNK Balance Sheet	Section 5.7(a)
TNK Board	Recitals
TNK Board Recommendation	Section 5.2(b)
TNK Charter	Recitals
TNK Class A Common Stock	Section 5.4(a)
TNK Class B Common Stock	Section 5.4(a)

TNK Companies Organizational Documents	Section 5.5(b)
TNK Interested Party Transaction	Section 5.20
TNK Intervening Event	Section 6.5(b)(ii)
TNK Leased Vessels	Section 5.12(a)
TNK Material Contract	Section 5.13(a)
TNK Notice Period	Section 6.5(b)(iii)
TNK Organizational Documents	Section 5.1
TNK Owned Vessels	Section 5.12(a)
TNK Policies	Section 5.17
TNK Preferred Stock	Section 5.4(a)
TNK SEC Documents	Section 5.6(a)
TNK Securities	Section 5.4(b)
TNK Shareholder Approvals	Section 5.2(a)
TNK Shareholders’ Meeting	Section 7.2
TNK Subsidiary	Section 5.5(a)
TNK Subsidiaries Organizational Documents	Section 5.5(b)
TNK Subsidiary Securities	Section 5.5(c)
TNK Superior Proposal	Section 6.5(d)
TNK Termination Fee	Section 11.4(c)(i)
Unaffiliated TIL Shareholders	Recitals
Voting and Support Agreement	Recitals

ARTICLE II

THE MERGER

Section 2.1    The Merger.

(a)    The Merger. Subject to the terms and conditions of this Agreement, articles of merger (the “Articles of Merger”) shall be duly prepared and executed by TIL and Merger Sub in accordance with the relevant provisions of the Marshall Islands Act and thereafter delivered to the Registrar of Corporations of the Republic of the Marshall Islands for filing, as provided in the Marshall Islands Act, on or prior to the Closing Date. The Merger shall become effective (the “Effective Time”) upon the acceptance for filing by the Registrar of Corporations of the Republic of the Marshall Islands unless a later effective date and time is specified in the Articles of Merger filed with the Registrar of Corporations of the Republic of Marshall Islands (which date and time is not prior to the Closing and is not later than 30 days after the date the Articles of Merger are filed with the Registrar of Corporations of the Republic of Marshall Islands) as agreed upon in writing by TIL and TNK, in which case the Merger shall become effective at such date and time specified in the Articles of Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall merge with and into TIL, the separate existence of Merger Sub will cease and TIL shall survive and continue its existence under the Marshall Islands Act as the surviving company in the Merger and as a direct wholly owned subsidiary of TNK (as such, the “Surviving Company”).

(b)    Closing. Subject to Article IX of this Agreement, the closing of the Merger (the “Closing”) shall take place at 9:00 a.m. Eastern time in New York City at the offices of Vinson & Elkins LLP, 666 Fifth Avenue, 26th Floor, New York, NY 10103-0040 as soon as possible, but in any event no later than three (3) Business Days after the date the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the Party or Parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as the Parties may mutually agree. The date on which the Closing actually takes place is referred to as the “Closing Date”.

(c)    Effects of the Merger. The Merger will have the effects set forth in this Agreement and the applicable provisions of the Marshall Islands Act. Without limiting the generality of the foregoing and subject thereto, from and after the Effective Time, all the undertaking, rights and property of TIL and Merger Sub shall vest in the Surviving Company and all liabilities and obligations of TIL and Merger Sub shall become the liabilities and obligations of the Surviving Company.

(d)    Articles of Incorporation and Bylaws of the Surviving Company.

(i)    At the Effective Time, the Amended and Restated Articles of Incorporation of TIL, as in effect immediately prior to the Effective Time, shall become the articles of incorporation of the Surviving Company (the “Articles of Incorporation”), until thereafter changed or amended as provided therein or pursuant to applicable Law. For the avoidance of doubt, the name of the Surviving Company at the Effective Time shall be “Tanker Investments Ltd.”

(ii)    At the Effective Time, the Amended and Restated Bylaws of TIL, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Company (the “Bylaws”), until thereafter changed or amended as provided therein or pursuant to applicable Law.

(e)    Board of Directors of the Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company, serving until their respective successors are duly elected or appointed (as the case may be) and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws.

(f)    Officers of the Surviving Company. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, serving until their respective successors are duly elected or appointed (as the case may be) and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws.

ARTICLE III

CONVERSION OF SECURITIES

Section 3.1    Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of TIL, TNK, Merger Sub or the holder of any of the capital stock of TIL, TNK or Merger Sub:

(a)    Cancellation of Treasury Shares and TNK Owned Shares. Each share of TIL Common Stock (i) held in the treasury of TIL and (ii) owned by TNK or any Subsidiary of TNK, in each case immediately prior to the Effective Time (each such share of TIL Common Stock referred to in clauses (i) and (ii) above, an “Excluded Share” and, collectively, “Excluded Shares”), shall automatically cease to be outstanding, be canceled without any conversion thereof or payment of any consideration therefor and cease to exist.

(b)    Conversion of Shares of TIL Common Stock. Each share of TIL Common Stock (other than Excluded Shares) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive a number of validly issued, fully paid and non-assessable shares of TNK Class A Common Stock equal to the Exchange Ratio (the “Merger Consideration”). As of the Effective Time, all such shares of TIL Common Stock shall automatically cease to be outstanding, be canceled and cease to exist, and each noncertificated share of TIL Common Stock (each, a “Noncertificated Share”) (in each case, other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive (i) pursuant to Section 3.2(d), cash in lieu of fractional shares of TNK Class A Common Stock into which such shares of TIL Common Stock have been converted pursuant to this Section 3.1(b) and (ii) any dividend or other distribution payable pursuant to Section 3.2(c).

(c)    Effect on TIL Preferred Stock. Each share of TIL Preferred Stock issued and outstanding immediately prior to the Effective Time shall automatically cease to be outstanding, be canceled without any conversion thereof or payment of any consideration therefor and cease to exist. The holders of shares of TIL Preferred Stock shall cease to have any rights with respect to such shares of TIL Preferred Stock. TNK expressly consents to the cancelation and treatment of the TIL Preferred Stock as set forth in this Section 3.1(c).

(d)    Effect on TIL Warrants. Each issued and outstanding TIL Warrant that has not been exercised prior to the Effective Time shall automatically cease to be outstanding, be canceled without any conversion thereof or payment of any consideration therefor and cease to exist. The holders of TIL Warrants shall cease to have any rights with respect to such TIL Warrants. TNK expressly consents to the cancelation and treatment of the TIL Warrants as set forth in this Section 3.1(d).

(e)    Effect on Merger Sub Common Stock. Each share of common stock of Merger Sub, without par value, issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.001 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding capital stock of the Surviving Company.

Section 3.2    Exchange of Noncertificated Shares.

(a)    Exchange Agent. Prior to the Closing Date, TNK shall enter into an agreement or arrangement with such bank, trust company or similar entity reasonably acceptable to TIL which is authorized to exercise corporate trust or stock powers to serve as the exchange agent in connection with the Merger (the “Exchange Agent”). Immediately after the Effective Time, TNK shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of TIL Common Stock (other than Excluded Shares), (i) an aggregate number of shares of TNK Class A Common Stock to be issued as noncertificated shares represented in book-entry form and (ii) an aggregate amount of cash in lieu of any fractional shares payable pursuant to Section 3.2(d), collectively comprising the aggregate amounts required to be delivered in respect of the Merger Consideration pursuant to Section 3.1(b). In addition, TNK shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 3.2(c) with respect to the TNK Class A Common Stock issued pursuant to the Merger with a record and payment date at or after the Effective Time and prior to the exchange of the Noncertificated Shares. All shares of TNK Class A Common Stock and cash, together with the amount of any dividends and distributions, deposited by TNK with the Exchange Agent pursuant to this Section 3.2(a) shall hereinafter be referred to collectively as the “Exchange Fund”.

(b)    Exchange Procedures. Each holder of record of one or more Noncertificated Shares of TIL Common Stock (other than Excluded Shares) immediately prior to the Effective Time shall, following the Effective Time, receive in exchange therefor, and TNK shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, (x) the Merger Consideration, in the form of noncertificated book-entry shares representing that number of whole shares of TNK Class A Common Stock which such holder has the right to receive in respect of its Noncertificated Shares (after taking into account all shares of TIL Common Stock then held by such holder), and (y) a check in the amount of (1) any cash in lieu of fractional shares payable pursuant to Section 3.2(d) plus (2) any unpaid dividends or other distributions that such holder has the right to receive pursuant to Section 3.2(c), and the Noncertificated Shares of such holder shall be canceled at the Effective Time. Each Party agrees to cooperate with the other Parties and the Exchange Agent and use reasonable efforts to effectuate the foregoing exchange procedures and the payment and delivery of the Merger Consideration, in each case, pursuant to and in accordance with this Section 3.2(b).

(c)    Distributions with Respect to Unexchanged Shares of TIL Common Stock. All shares of TNK Class A Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by TNK in respect of the TNK Class A Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of TNK Class A Common Stock issuable in the Merger pursuant to this Agreement. No dividends or other distributions declared or paid with respect to shares of TNK Class A Common Stock with a record date at or after the Effective Time shall be paid to the holder of a Noncertificated Share until such Noncertificated Share is exchanged in accordance with this Article III. Subject to the effect of applicable Laws, following the exchange of any such Noncertificated Share, there shall be issued and/or paid to the holder of the noncertificated book-entry shares representing whole shares of TNK Class A Common Stock issued in exchange therefor, without interest thereon, (A) at the time of such exchange, the dividends or other distributions with a record date at or after the Effective Time and theretofore paid with respect to such whole shares of TNK Class A Common Stock and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of TNK Class A Common Stock with a record date at or after the Effective Time, but with a payment date subsequent to such exchange. Holders of Noncertificated Shares shall be entitled to vote after the Effective Time at any meeting of TNK shareholders the number of whole shares of TNK Class A Common Stock represented by such Noncertificated Shares, regardless of whether such Noncertificated Shares have been exchanged for shares of TNK Class A Common Stock.

(d)    No Fractional Shares. No certificates or scrip representing fractional shares of TNK Class A Common Stock or book-entry credit of the same shall be issued upon the exchange of Noncertificated Shares, and such fractional share interests will not entitle the owner thereof the right to vote or to any other rights of a shareholder of TNK. Each holder of a fractional share interest in TNK Class A Common Stock shall be paid an amount in cash (without interest) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the average of the closing prices of a share of TNK Class A Common Stock on the NYSE as reported by The Wall Street Journal for the five consecutive trading days immediately preceding the Closing Date. The Parties acknowledge that payment of cash in lieu of issuing fractional shares of TNK Class A Common Stock was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional shares of TNK Class A Common Stock. No interest will be paid or accrued for the benefit of holders of the Noncertificated Shares on any cash in lieu of fractional shares payable pursuant to this Section 3.2(d).

(e)    Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share subdivision, share bonus issue, share dividend reorganization, recapitalization, reclassification, share consolidation, combination, exchange of shares or other like change with respect to shares of TIL Common Stock or TNK Common Stock occurring on or after the date hereof and prior to the Effective Time (including in each of the forgoing instances with respect to any securities convertible into, or exchangeable for, shares of TIL Common Stock or TNK Common Stock). Nothing in this Section 3.2(e) shall be construed to permit either Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(f)    Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) that remains unclaimed by the holders of shares of TIL Common Stock for one year after the Effective Time shall be delivered to TNK, upon demand. Any holders of shares of TIL Common Stock who have not theretofore complied with this Article III shall thereafter look only to TNK to exchange its Noncertificated Shares for (i) the Merger Consideration, (ii) any cash in lieu of fractional shares of TNK Class A Common Stock payable pursuant to Section 3.2(d) and (iii) any dividends or other distributions with respect to shares of TNK Class A Common Stock payable pursuant to Section 3.2(c), in each case without any interest thereon. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) remaining unclaimed by holders of shares of TIL Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of TNK free and clear of any claims or interest of any Person previously entitled thereto.

(g)    No Liability. Neither TNK nor the Surviving Company shall be liable to any holder of shares of TIL Common Stock for any shares of TNK Class A Common Stock (or any dividends or distributions with respect to such TNK shares) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)    Withholding Rights. Each of TNK, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of TIL Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable state, local or foreign tax law, if any. To the extent that amounts are so withheld by TNK, the Surviving Company or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of TIL Common Stock in respect of which such deduction and withholding was made by TNK, the Surviving Company or the Exchange Agent, as the case may be.

Section 3.3    Transfer Books. At the Effective Time, the register of shareholders of TIL shall be closed and there shall be no further registration of transfers of shares of TIL Common Stock thereafter on the records of TIL. If, after the Effective Time, any Noncertificated Shares are presented to the Exchange Agent or TNK for any reason for transfer, they shall be canceled and, subject to and in accordance with the terms and requirements of this Article III, exchanged for the applicable (a) Merger Consideration, (b) cash in lieu of fractional shares of TNK Class A Common Stock payable pursuant to Section 3.2(d) and (c) any dividends or other distributions with respect to shares of TNK Class A Common Stock payable pursuant to Section 3.2(c). From and after the Effective Time, the holders of shares of TIL Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of TIL Common Stock except as otherwise provided for in this Article III or by applicable Law. From and after the Effective Time, the holders of shares of TIL Preferred Stock or TIL Warrants outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the TIL Preferred Stock and the TIL Warrants.

Section 3.4    No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TIL

Except (i) as set forth in the TIL Disclosure Letter, (ii) as disclosed in any report, schedule, form, document or other disclosures publicly published by TIL through the information system of the OSE (each, a “TIL OSE Document”) (other than any risk factor disclosure or forward-looking statements disclosing potential adverse future developments included in such TIL OSE Document) or (iii) for any inaccuracies in the representations and warranties set forth in this Article IV (x) that were Known by TNK as of the date of this Agreement or (y) resulting from or arising out of the performance by the Manager, or the failure of the Manager to perform, under the Management Agreement, TIL represents and warrants to TNK and Merger Sub as of the date of this Agreement that:

Section 4.1    Organization, Qualification and Corporate Power. TIL is duly incorporated, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority and all Governmental

Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as now conducted. TIL is duly qualified or licensed to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not be reasonably expected to have, individually or in the aggregate, a TIL Material Adverse Effect. TIL has heretofore made available to TNK true and complete copies of the articles of incorporation and bylaws of TIL in effect as of the date of this Agreement (the “TIL Organizational Documents”).

Section 4.2    Authorization.

(a)    The execution, delivery and performance by TIL of this Agreement and the consummation by TIL of the transactions contemplated hereby, including the Merger, are within the corporate powers of TIL and, except for the TIL Shareholder Approvals, have been duly authorized by all necessary corporate action on the part of TIL and no other corporate proceeding, consent or authorization on the part of TIL is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby, including the Merger. The only votes of the holders of any of TIL’s capital stock necessary in connection with the transactions contemplated hereby, including the Merger, are (i) the affirmative vote in favor of this Agreement by the holders of a majority of the outstanding shares of TIL Common Stock, (ii) the affirmative vote in favor of this Agreement by the holders of a majority of the outstanding shares of TIL Common Stock held by the Unaffiliated TIL Shareholders, (iii) the affirmative vote in favor of this Agreement by the holder of the one share of TIL Series A-1 Preferred Stock and (iv) the affirmative vote in favor of this Agreement by the holder of the one share of TIL Series A-2 Preferred Stock (such approvals, the “TIL Shareholder Approvals”). This Agreement is a valid and binding agreement of TIL enforceable against TIL in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

(b)    At a meeting duly called and held, the Special Committee of the TIL Board has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and advisable to, and in the best interests of, the Unaffiliated TIL Shareholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended to the TIL Board that the TIL Board (A) approve this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (B) recommend to the TIL shareholders that the TIL shareholders approve this Agreement. At a meeting duly called and held, the TIL Board, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and advisable to, and in the best interests of, the Unaffiliated TIL Shareholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement and the Merger be submitted to a vote of the TIL shareholders, and (iv) recommended to the TIL shareholders that the TIL shareholders approve this Agreement (such recommendation, the “TIL Board Recommendation”), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement.

(c)    The execution, delivery and performance by TIL of this Agreement and the consummation by TIL of the Merger require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of the Articles of Merger, the Charter Amendment and any other documents required by the Marshall Islands Act, (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, the Norwegian Securities Trading Act (29 June 2007), any other applicable federal, state or foreign securities law and the rules and requirements of the NYSE and the OSE, including the filing of the Registration Statement, the Joint Proxy Statement/Prospectus or any other TNK Disclosure Documents with the SEC, (iii) the compliance with and filings and notices required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable non-U.S. competition Law, and (iv) any actions or filings the absence of which would not, individually or in the aggregate, have a TIL Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger.

Section 4.3    Noncontravention. The execution, delivery and performance by TIL of this Agreement, and the consummation by TIL of the transactions contemplated hereby do not and will not (i) violate any provision of the TIL Organizational Documents, or (ii) assuming compliance with the matters referred to in Section 4.2(c), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, except in the case of clause (ii) to the extent that any such violation has not had and would not reasonably be expected, individually or in the aggregate, to have a TIL Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger.

Section 4.4    Capitalization. TIL is authorized to issue 400,000,000 shares of TIL Common Stock and 100,000,000 shares of TIL Preferred Stock, par value $0.001 per share (“TIL Preferred Stock”), which includes one share of TIL Series A-1 Preferred Stock and one share of TIL Series A-2 Preferred Stock. As of May 31, 2017, 30,363,561 shares of TIL Common Stock, one share of TIL Series A-1 Preferred Stock and one share of TIL Series A-2 Preferred Stock were issued and outstanding, none of which are held in treasury by TIL. All issued and outstanding shares of TIL are validly issued, fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of the Marshall Islands Act and the TIL Organizational Documents. No Subsidiary of TIL owns any shares of TIL Common Stock.

Section 4.5    TIL Financial Statements.

(a)    The audited consolidated financial statements of TIL and its Subsidiaries, including the consolidated balance sheet as of December 31, 2016 (the “TIL Balance Sheet”) and 2015 and the related consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2016 and 2015, and the related notes thereto, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the financial statements or the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of the TIL Companies as of the indicated dates and for the indicated periods.

(b)    TIL has furnished to TNK a true and correct copy of the unaudited consolidated balance sheet of TIL and its Subsidiaries as of March 31, 2017, and the related unaudited interim consolidated statements of operations, shareholders’ equity and cash flows of the TIL Companies for the three months ended March 31, 2017, which have been prepared in all material respects in accordance with GAAP (except as may be indicated in the financial statements or the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of the TIL Companies as of and for the three months ended March 31, 2017, subject to normal year-end audit adjustments and the absence of full footnote disclosure.

Section 4.6    Compliance with Laws; Governmental Authorizations.

(a)    Each TIL Company is, and since January 1, 2016 has been, in compliance with all applicable Laws and Governmental Authorizations to which such entity, or any of its or their TIL Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a TIL Material Adverse Effect.

(b)    Each TIL Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have a TIL Material Adverse Effect.

Section 4.7    Absence of Certain Changes; No Undisclosed Liabilities.

(a)    Since March 31, 2017 through the date of this Agreement, (i) there has not been a TIL Material Adverse Effect and (ii), to the Knowledge of TIL, the TIL Companies have conducted their respective businesses only in the ordinary course of business.

(b)    There are no liabilities of any TIL Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the TIL Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since March 31, 2017 and which are not, individually or in the aggregate, material to the TIL Companies, taken as a whole, (iii) liabilities incurred in connection with the transactions contemplated hereby, including the Merger, and (iv) liabilities that would not have, individually or in the aggregate, a TIL Material Adverse Effect. None of the TIL Companies is a party to, nor do the TIL Companies have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between any TIL Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any TIL Company.

Section 4.8    Tangible Personal Assets. The TIL Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of any TIL Company to conduct its business as currently conducted. One or more of the TIL Companies, as applicable, is the owner of each TIL Owned Vessel and has good title to such TIL Owned Vessel free and clear of all Liens other than Permitted Liens.

Section 4.9    Litigation. Except for any Actions that are being administered or supervised by the Manager, there is no Action pending or, to the Knowledge of TIL, threatened against any TIL Company, or any officer or director of any TIL Company in such capacity, before any Governmental Authority that (a) challenges or seeks to enjoin, alter, prevent or materially delay the transactions contemplated by this Agreement or (b) would have a TIL Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger. None of the TIL Companies is subject to any Orders or material unsatisfied judgment, penalty or award that would have a TIL Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger.

Section 4.10    Opinion of Financial Advisor. The Special Committee has received the written opinion of Evercore Group L.L.C., financial advisor to the Special Committee (the “TIL Financial Advisor”), to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions and limitations set forth therein, the Merger Consideration to be paid pursuant to the Merger is fair to the Unaffiliated TIL Shareholders from a financial point of view. Promptly following the execution of this Agreement, TIL shall make available to TNK a true and complete copy of such opinion for informational purposes only.

Section 4.11    Fees. Other than fees payable to the TIL Financial Advisor in connection with advice to the Special Committee and fees payable with respect to fairness opinions to be obtained in connection with the Merger, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the TIL Companies who might be entitled to any fee or commission in connection with this Agreement or the transactions contemplated hereby, including the Merger. TIL has furnished to TNK true, correct and complete copies of engagement letters relating to any such services, including the engagement letter between TIL and the TIL Financial Advisor, as in effect as of the date of this Agreement.

Section 4.12    Takeover Statutes. The TIL Companies have taken all actions required to be taken by them in order to exempt this Agreement and the transactions contemplated hereby, including the Merger, from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Authority or contained in the TIL Companies Organizational Documents.

Section 4.13    No Existing Discussions. As of the date hereof, none of the TIL Companies is engaged, directly or indirectly, in any discussions or negotiations with any party other than TNK with respect to a TIL Acquisition Proposal.

Section 4.14    No Other Representations or Warranties. TIL acknowledges and agrees that it has conducted its own independent investigation of TNK and its Subsidiaries, their respective businesses and the transactions contemplated hereby and, except for the representations and warranties contained in Article V, TIL has not relied on and none of TNK, its Subsidiaries or any of their respective Affiliates or Representatives makes or has made any representation or warranty, either express or implied, whether written or oral, concerning TNK, its Subsidiaries or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, the transactions contemplated by this Agreement or otherwise with respect to any information provided by or on behalf of TNK, its Subsidiaries or any of their respective Affiliates or Representatives. Without limiting the foregoing, TIL further acknowledges and agrees that none of TNK or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding TNK, its Subsidiaries or their respective businesses and operations, and that TIL will have no claim against TNK or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF TNK

Except as set forth in the TNK Disclosure Letter or as disclosed in any report, schedule, form or document filed with, or furnished to, the SEC by TNK and publicly available (other than any risk factor disclosure or forward-looking statements disclosing potential adverse future developments included in such reports, schedules, forms or documents), TNK represents and warrants to TIL as of the date of this Agreement that:

Section 5.1    Organization, Qualification and Corporate Power. Each of TNK and Merger Sub is duly incorporated, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate their respective properties and assets (where applicable) and to carry on its business as now conducted. Each of TNK and Merger Sub is duly qualified or licensed to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not be reasonably expected to have, individually or in the aggregate, a TNK Material Adverse Effect. TNK has heretofore made available to TIL true and complete copies of (i) the articles of incorporation and bylaws of TNK in effect as of the date of this Agreement (the “TNK Organizational Documents”) and (ii) the articles of incorporation and bylaws of Merger Sub in effect as of the date of this Agreement.

Section 5.2    Authorization.

(a)    The execution, delivery and performance by TNK and Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby, including the Merger, are within the corporate powers of each of TNK and Merger Sub and, except for the TNK Shareholder Approvals, have been duly authorized by all necessary corporate action on the part of each of TNK and Merger Sub and no other corporate proceeding, consent or authorization on the part of either TNK or Merger Sub is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby, including the Merger. The only votes of the holders of any of TNK’s capital stock necessary in connection with the transactions contemplated hereby, including the Merger are (i) the affirmative vote in favor of the Charter Amendment by the holders of a majority of the outstanding voting power of TNK Class A Common Stock and TNK Class B Common Stock voting together as a single class and (ii) the affirmative vote in favor of the Charter Amendment by the holders of a majority of the outstanding shares of TNK Class A Common Stock (such approvals, the “TNK Shareholder Approvals”). This Agreement is a valid and binding agreement of TNK and Merger Sub enforceable against TNK and Merger Sub in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

(b)    At a meeting duly called and held, the TNK Board unanimously (i) determined that the Merger is advisable and fair to, and in the best interest of, TNK and the shareholders of TNK, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger and the Charter Amendment, (iii) directed that the Charter Amendment be submitted to a vote of the TNK shareholders and (iv) recommended to the TNK shareholders that the TNK shareholders approve the Charter Amendment (such recommendation, the “TNK Board Recommendation”), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement.

(c)    The execution, delivery and performance by TNK and Merger Sub of this Agreement and the consummation by Merger Sub of the Merger require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of the Articles of Merger, the Charter Amendment and any other documents required by the Marshall Islands Act, (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, the Norwegian Securities Trading Act (29 June 2007), any other applicable federal, state or foreign securities law and the rules and requirements of the NYSE and the OSE, including the filing of the Registration Statement, the Joint Proxy Statement/Prospectus or any other TNK Disclosure Documents with the SEC, (iii) compliance with and the filings and notices required under the HSR Act, and any other applicable non-U.S. competition Law, and (iv) any actions or filings the absence of which would not, individually or in the aggregate, have a TNK Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger.

Section 5.3    Noncontravention. Except as set forth in Section 5.3 of the TNK Disclosure Letter, the execution, delivery and performance by TNK and Merger Sub of this Agreement, and the consummation by TNK and Merger Sub of the transactions contemplated hereby, do not and will not (i) except until the Charter Amendment is filed with the Registrar of Corporations of the Republic of the Marshall Islands, violate any provision of the TNK Organizational Documents, (ii) assuming compliance with the matters referred to in Section 5.2(c), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 5.2(c), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of any TNK Company under any provision of any TNK Material Contract or any Governmental Authorization of any TNK Company, or (iv) result in the loss of, or creation or imposition of any Lien, other than Permitted Liens, on, any asset of any TNK Company, except in the case of clauses (ii) through (iv) to the extent that any such violation has not had and would not reasonably be expected, individually or in the aggregate, to have a TNK Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger.

Section 5.4    Capitalization.

(a)    TNK is authorized to issue 400,000,000 shares of capital stock, consisting of 200,000,000 shares of TNK Class A Common Stock, par value $0.01 per share (“TNK Class A Common Stock”), 100,000,000 shares of TNK Class B Common Stock, par value $0.01 per share (“TNK Class B Common Stock”), and 100,000,000 shares of TNK Preferred Stock, par value $0.01 per share (“TNK Preferred Stock”). As of May 31, 2017, (i) 142,186,413 shares of TNK Class A Common Stock and 37,007,981 shares of TNK Class B Common Stock are issued and outstanding, none of which are held in treasury by TNK and (ii) 37,007,981 shares of TNK Class A Common Stock are reserved for issuance upon the conversion of all of the shares of TNK Class B Common Stock outstanding. As of May 31, 2017, there are no shares of TNK Preferred Stock issued and outstanding. All issued and outstanding shares of TNK are validly issued, fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of the Marshall Islands Act and the TNK Organizational Documents.

(b)    Except as set forth in Section 5.4(b) of the TNK Disclosure Letter and except pursuant to the TNK Equity Plan and awards thereunder, there are no issued, reserved for issuance or outstanding (i) capital stock or other voting securities of or ownership interests in TNK, (ii) securities of TNK or any of its Subsidiaries convertible into or exchangeable or exercisable for capital stock or other voting securities of, or ownership interests in TNK, (iii) warrants, calls, options or other rights to acquire from TNK, or other obligation of TNK to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities of, or ownership interests in, TNK, or (iv) restricted shares, share appreciation rights, performance units, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of TNK (the items in clauses (i) through (iv) being referred to collectively as the “TNK Securities”). Except pursuant to the TNK Equity Plan and awards thereunder, there are no outstanding obligations of TNK or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the TNK Securities. TNK and its Subsidiaries are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares TNK or other TNK Securities. Except as set forth in Section 5.4(b) of the TNK Disclosure Letter and except as may be required by applicable securities Laws and regulations and other than the TNK Companies Organizational Documents, TNK and its Subsidiaries are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale or resale of, capital stock of TNK or other TNK Companies.

(c)    There is no outstanding Indebtedness of TNK having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of TNK may vote.

(d)    Merger Sub is authorized to issue 500 shares of capital stock, without par value. As of May 30, 2017, ten shares of capital stock are issued and outstanding.

Section 5.5    TNK Subsidiaries.

(a)    Section 5.5(a) of the TNK Disclosure Letter sets forth a complete and correct list of each TNK Company other than TNK (individually a “TNK Subsidiary” and collectively, the “TNK Subsidiaries”), together with the jurisdiction of incorporation or formation of each such TNK Subsidiary, the form of organization of each such TNK Subsidiary, the authorized and issued shares, voting securities or other ownership interests of each such TNK Subsidiary and the name of each holder thereof. All outstanding ownership interests of the TNK Subsidiaries are validly issued, fully paid (to the extent required under the applicable TNK Subsidiaries Organizational Documents) and nonassessable (to the extent such concepts apply and except as nonassessability may be affected by applicable Law and the applicable TNK Subsidiaries Organizational Documents) and free of preemptive or similar rights under any provision of applicable Law (except as provided in the Marshall Islands Act and not otherwise provided in the TNK Subsidiaries Organizational Documents), the TNK Subsidiaries Organizational Documents, or any agreement to which the TNK Subsidiaries are a party or otherwise bound.

(b)    Each TNK Subsidiary has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite corporate or similar power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations has not had and would not reasonably be expected to have a TNK Material Adverse Effect. Each such TNK Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a TNK Material Adverse Effect. TNK has heretofore made available to TIL true and complete copies of the respective certificates or articles of incorporation and other organizational documents of each of the TNK Subsidiaries (the “TNK Subsidiaries Organizational Documents” and, together with the TNK Organizational Documents, the “TNK Companies Organizational Documents”) as currently in effect.

(c)    All of the outstanding capital stock or voting securities of, or other ownership interests in, each TNK Subsidiary, are collectively owned by TNK directly or indirectly, free and clear of any Liens (other than Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of any TNK Subsidiary convertible into, or exchangeable or exercisable for, capital stock or other voting securities of, or ownership interests in, any TNK Subsidiary, (ii) warrants, calls, options or other rights to acquire from any TNK Subsidiary, or other obligations of any TNK Subsidiary to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any TNK Subsidiary, or (iii) restricted shares, share appreciation rights, performance units, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any TNK Subsidiary (the items in clauses (i) through (iii), together with all of the issued and outstanding capital stock, or other voting securities of, or ownership interests in, each TNK Subsidiary, being referred to collectively as the “TNK Subsidiary Securities”). None of the TNK Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for other TNK Subsidiaries as set forth in Section 5.5(a) of the TNK Disclosure Letter. There are no outstanding obligations of any TNK Subsidiary to repurchase, redeem or otherwise acquire any of the TNK Subsidiary Securities. Except as set forth in Section 5.5(c) of the TNK Disclosure Letter, neither TNK nor the TNK Subsidiaries are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any TNK Company or any other Person.

(d)    There is no outstanding Indebtedness of the TNK Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of the TNK Subsidiaries may vote.

Section 5.6    TNK SEC Filings.

(a)    TNK has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by TNK since January 1, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “TNK SEC Documents”), except where such failure to file with or furnish to the SEC such reports, schedules, forms, statements, prospectuses, registration statements or other documents required to be filed with or furnished to the SEC has not had or would not reasonably be expected to have, individually or in the aggregate, a TNK Material Adverse Effect.

(b)    As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each TNK SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)    As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each TNK SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)    Each TNK SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)    TNK is in compliance with the applicable listing and corporate governance rules and regulations of the NYSE applicable to “foreign private issuers” or “controlled companies”, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a TNK Material Adverse Effect.

Section 5.7    TNK Financial Statements.

(a)    The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the TNK SEC Documents (including the consolidated balance sheet of TNK as of December 31, 2016, herein referred to as the “TNK Balance Sheet”, and December 31, 2015, and the related consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2016 and 2015) have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the financial statements or the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of the TNK Companies as of the indicated dates and for the indicated periods.

(b)    The unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the TNK SEC Documents have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the financial statements or the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of the TNK Companies as of the indicated dates and for the indicated periods subject to normal year-end audit adjustments and the absence of full footnote disclosure.

Section 5.8    Taxes.

(a)    All material Tax Returns required by applicable Law to have been filed by each TNK Company have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b)    There is no audit or other proceeding pending against or with respect to any TNK Company, with respect to any material amount of Tax. There are no material Liens on any of the assets of any TNK Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c)    Each TNK Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d)    None of the TNK Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.

(e)    None of the TNK Companies is a party to any Tax allocation or sharing agreement.

(f)    None of the TNK Companies has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the TNK Companies are the only members).

(g)    None of the TNK Companies has any liability for the Taxes of any Person (other than any of the TNK Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h)    None of the TNK Companies is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i)    None of the TNK Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.

(j)    None of the TNK Companies has, or since its date of formation has had, a permanent establishment in any country other than the country of its organization.

(k)    Each TNK Company has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l)    TNK is, and at all times during its existence has been, an entity classified as an association taxable as a corporation for U.S. federal income tax purposes.

(m)    No TNK Company is, or has any time during its existence, been classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(n)    Each TNK Company is, and has been for the last five years, exempt from U.S. federal income taxation on its U.S.-source shipping income pursuant to Section 883 of the Code.

(o)    No written claim has ever been made by any Governmental Authority in a jurisdiction where any TNK Company does not file Tax Returns that any TNK Company is or may be subject to taxation by that jurisdiction.

Section 5.9    Compliance with Laws; Governmental Authorizations.

(a)    Each TNK Company is, and since January 1, 2016 has been, in compliance with all applicable Laws and Governmental Authorizations to which such entity, or any of its or their TNK Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a TNK Material Adverse Effect.

(b)    Each TNK Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have a TNK Material Adverse Effect.

Section 5.10    Absence of Certain Changes; No Undisclosed Liabilities.

(a)    Since March 31, 2017 through the date of this Agreement, (i) to the Knowledge of TNK, the TNK Companies have conducted their respective businesses only in the ordinary course of business and (ii) there has not been a TNK Material Adverse Effect.

(b)    There are no liabilities of any TNK Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the TNK Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since March 31, 2017 and which are not, individually or in the aggregate, material to the TNK Companies, taken as a whole, (iii) liabilities incurred in connection with the transactions contemplated hereby, including the Merger, and (iv) liabilities that would not have, individually or in the aggregate, a TNK Material Adverse Effect. None of the TNK Companies is a party to, nor do the TNK Companies have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between any TNK Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any TNK Company.

Section 5.11    Tangible Personal Assets. The TNK Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of any TNK Company to conduct its business as currently conducted.

Section 5.12    Vessels; Maritime Matters.

(a)    Section 5.12(a) of the TNK Disclosure Letter contains a list of all vessels owned by any TNK Company (the “TNK Owned Vessels”) or chartered-in by any TNK Company pursuant to charter arrangements (the “TNK Leased Vessels”), in each case as of the date of this Agreement, including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, and whether such vessel is currently operating in the spot market or time chartered market, of each TNK Owned Vessel and TNK Leased Vessel. Each TNK Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have a TNK Material Adverse Effect. Each TNK Company is qualified to own and operate the TNK Owned Vessels under applicable Laws, including the Laws of each TNK Owned Vessel’s flag state, except where such failure to be qualified would not have a TNK

Material Adverse Effect. Each TNK Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such TNK Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not have a TNK Material Adverse Effect.

(b)    To the Knowledge of TNK, each TNK Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, (i) no event has occurred and no condition exists that would cause such vessel’s class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.

(c)    With respect to each of the TNK Owned Vessels, one of the TNK Companies, as applicable, is the sole owner of each such TNK Vessel and has good title to such TNK Vessel free and clear of all Liens other than Permitted Liens.

(d)    Prior to the date of this Agreement, the TNK Companies have made available to TIL or its representatives accurate, complete and correct copies of the most recent inspection reports relating to each TNK Vessel.

Section 5.13    Contracts.

(a)    Each of the following Contracts to which any TNK Company is a party that are in effect as of the date hereof shall be deemed a “TNK Material Contract” and collectively, the “TNK Material Contracts”):

(i)    each “material contract” (as such term is defined in Item 10.C and in instructions as to Exhibits of Form 20-F) to which any TNK Company is a party to or bound;

(ii)    each Contract not contemplated by this Agreement that restricts the business activity of TNK or any of its Affiliates or limits the freedom of TNK or any of its Affiliates to engage in any line of business or to compete with any Person or in any geographical area in a manner that is material to TNK and its Subsidiaries, taken as a whole;

(iii)    each Contract that creates a partnership, joint venture or any strategic alliance with respect to any TNK Company, other than the TNK Companies Organizational Documents;

(iv)    each employment, consulting, services or similar Contract with any employee or independent contractor of a TNK Company involving more than $150,000 of base annual compensation;

(v)    each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or Contract providing for Indebtedness in excess of $2,000,000;

(vi)    each Contract that relates to the acquisition or disposition, directly or indirectly, of any material business (whether by merger, sale of shares, sale of assets or otherwise) or material asset, including any vessel, and/or involving consideration with a fair market value in excess of $5,000,000, other than this Agreement;

(vii)    any Contract related to the acquisition or disposition, directly or indirectly (by merger, sale of shares, sale of assets or otherwise), by any TNK Company prior to the date of this Agreement that includes provisions that are in effect in respect of “earn-outs” or deferred or contingent consideration;

(viii)    each ship-sales, memorandum of agreement, bareboat charter or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by any TNK Company and other Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, material supervision agreements and material plan verification services agreements;

(ix)    each operating agreement, management agreement, crewing agreement or financial lease (including sale/leaseback or similar arrangements) with respect to any TNK Vessel involving annual payments in excess of $1,000,000;

(x)    any Contract with a Third Party for the charter of any TNK Vessel;

(xi)    each Contract that provides for indemnification by any TNK Company to any Person other than a Contract entered into in the ordinary course of business or that is not material to any TNK Company;

(xii)    each Contract to which any TNK Company is a party or otherwise bound that contains a so-called “most favored nations” provision or similar provisions requiring any TNK Company or its Affiliates to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and

(xiii)    each Contract involving a standstill or similar obligation of any TNK Company.

(b)    Except for breaches, violations or defaults which would not have a TNK Material Adverse Effect, (i) each of the TNK Material Contracts is valid, binding, enforceable and in full force and effect with respect to the TNK Companies, and to the Knowledge of TNK, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any TNK Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) none of the TNK Companies, nor to the Knowledge of TNK, any other party to a TNK Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such TNK Material Contract, and none of the TNK Companies has received written notice that it has breached, violated or defaulted under any TNK Material Contract.

Section 5.14    Litigation. Except as set forth in Section 5.14 of the TNK Disclosure Letter, there is no Action pending or, to the Knowledge of TNK, threatened against any TNK Company, or any officer or director of any TIL Company in such capacity, before any Governmental Authority that (a) challenges or seeks to enjoin, alter, prevent or materially delay the transactions contemplated by this Agreement or (b) would have a TNK Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger. None of the TNK Companies is subject to any Orders or material unsatisfied judgment, penalty or award that would have a TNK Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger.

Section 5.15    Employee Benefits.

(a)    None of the TNK Companies sponsors, maintains, or has an obligation to contribute to, or has, within six years prior to the Closing Date, sponsored, maintained, or had an obligation to contribute to, any TNK Benefit Plan.

(b)    None of the TNK Companies has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied material liability of any TNK Company (i) under Title IV of ERISA or Section 412 or 4971 of the Code or Section 302 of ERISA or (ii) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, each as arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

Section 5.16    Environmental. Except for any matter that would not have an TNK Material Adverse Effect, (a) each TNK Company is in compliance with all Environmental Laws, (b) each TNK Company possesses and is in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against any TNK Company alleging a violation of or liability under any Environmental Law, (d) to the Knowledge of TNK, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law, and (e) each TNK Company has provided or made available to TIL all material documents in its possession related to compliance with or liability under Environmental Laws.

Section 5.17    Insurance. The TNK Companies maintain (i) insurance policies and fidelity bonds covering the TNK Companies or their respective businesses, properties, assets, directors, officers or employees, and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the TNK Vessels, in each case, in such amounts and types as are customary in the shipping industry (collectively, the “TNK Policies”). Section 5.17 of the TNK Disclosure Letter includes a list of all such TNK Policies. None of the TNK Companies is in violation or breach of or default under any of its obligations under any such TNK Policy, except where such default would not have a TNK Material Adverse Effect. None of the TNK Companies has received any written notice that any TNK Policy has been canceled. There are no material claims individually or in the aggregate by any TNK Company pending under any of the TNK Policies as to which coverage has been questioned, denied or disputed by the underwriters of such TNK Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.

Section 5.18    Fees. Other than fees payable to Swedbank Norge in connection with advice to the TNK Board, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf the TNK Companies who might be entitled to any fee or commission in connection with this Agreement or the transactions contemplated hereby, including the Merger. TNK has furnished to TIL true, correct and complete copies of engagement letters relating to any such services as in effect as of the date of this Agreement.

Section 5.19    Takeover Statutes. The TNK Companies have taken all actions required to be taken by them in order to exempt this Agreement and the transactions contemplated hereby, including the Merger, from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Authority or contained in the TNK Companies Organizational Documents.

Section 5.20    Interested Party Transactions. Except as set forth in Section 5.20 of the TNK Disclosure Letter or in the TNK SEC Documents, (a) there are no Contracts or legally binding arrangements between any TNK Company, on the one hand, and any current or former officer or director of any TNK Company or any of such officer’s or director’s immediate family members or Affiliates, or any current or former record or beneficial owners of any equity or equity-linked securities in any TNK Company or any of such owner’s Affiliates, on the other hand (any such Contract or arrangement, an “TNK Interested Party Transaction”), and (b) no Affiliate of any TNK Company possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of any TNK Company.

Section 5.21    Certain Business Practices. None of the TNK Companies nor (to the Knowledge of TNK), any director, officer, agent or employee of any TNK Company (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of any TNK Company, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of any TNK Company, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, or other anti-corruption Laws, or (c) made any other unlawful payment.

Section 5.22    Merger Sub. TNK is the sole shareholder of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Since its date of incorporation or formation, as applicable, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 5.23    No Other Representations or Warranties. TNK acknowledges and agrees that it has conducted its own independent investigation of TIL and its Subsidiaries, their respective businesses and the transactions contemplated hereby and, except for the representations and warranties contained in Article IV, TNK has not relied on and none of TIL, its Subsidiaries or any of their respective Affiliates or Representatives makes or has made any representation or warranty, either express or implied, whether written or oral, concerning TIL, its Subsidiaries or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, the transactions contemplated by this Agreement or otherwise with respect to any information provided by or on behalf of TIL, its Subsidiaries or any of their respective Affiliates or Representatives. Without limiting the foregoing, TNK further acknowledges and agrees that none of TIL or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding TIL, its Subsidiaries or their respective businesses and operations, and that TNK will have no claim against TIL or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

ARTICLE VI

CONDUCT PENDING THE MERGER

Section 6.1    Operation of the Businesses of TIL.

(a)    From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 10.1, except (i) as set forth in Section 6.1(a) of the TIL Disclosure Letter, (ii) as expressly prohibited or expressly required by this Agreement, (iii) as required by applicable Law, (iv) with the prior written consent of TNK (such consent not to be unreasonably withheld, conditioned or delayed), or (v) where TIL’s failure to perform or comply results from or arises out of (1) the performance by the Manager under the Management Agreement other than at the express direction of the TIL Board, (2) the failure of the Manager to perform under the Management Agreement or (3) compliance by TIL with the terms of the Management Agreement, in connection with the Management Agreement prior to the date of this Agreement, TIL shall, and shall cause each of its Subsidiaries to:

(i)    conduct its operations according to their ordinary course and in a manner consistent with past practice; and

(ii)    use its reasonable best efforts to (A) preserve intact its present business organizations, goodwill and material assets, (B) maintain in effect all Governmental Authorizations required to carry on its business as now conducted and (C) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship.

(b)    Without limiting the generality of Section 6.1(a), except (1) as set forth in Section 6.1(b) of the TIL Disclosure Letter, (2) as expressly required by this Agreement or permitted pursuant to Section 6.4 of this Agreement, (3) as required by applicable Law, (4) with the prior written consent of TNK (such consent not to be unreasonably withheld, conditioned or delayed), or (5) where TIL’s failure to perform or comply results from or arises out of (A) the performance by the Manager under the Management Agreement other than at the express direction of the TIL Board, (B) the failure of the Manager to perform under the Management Agreement or (C) compliance by TIL with the terms of the Management Agreement, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 10.1, TIL shall not, nor shall it permit any of its Subsidiaries to, do any of the following:

(i)    amend its certificate of formation, limited liability company agreement, memorandum or articles of association or incorporation, bylaws or other comparable charter or organizational documents (including by merger, consolidation or otherwise);

(ii)    (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its capital stock, other equity interests or convertible securities (other than any dividends or other distributions by a direct or indirect Subsidiary of TIL to TIL or another Subsidiary of TIL), (B) split, subdivide, combine, consolidate or reclassify any of its capital stock, other equity interests or convertible securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its capital stock, other equity interests or convertible securities (except upon the exercise of any or all of the TIL Warrants in accordance with the terms thereof), (D) purchase, redeem or otherwise acquire any of its capital stock, other equity interests or convertible securities, or (E) take any action that would result in any material amendment, material modification or material change of any term of, or material default under, any Indebtedness of any TIL Company;

(iii)    (A) issue, deliver, sell, grant, pledge, charge, transfer, subject to any Lien or otherwise encumber or dispose of any of its capital stock, other equity interests or convertible securities, or (B) amend any term of any of its capital stock, other equity interests or convertible securities (in each case, whether by merger, consolidation or otherwise and, in the case of clause (A), except upon the exercise of any or all of the TIL Warrants in accordance with the terms thereof);

(iv)    accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

(v)    incur capital expenditures in excess of the aggregate amount of capital expenditures in the current TIL capital plan approved by the TIL Board;

(vi)    acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties other than in the ordinary course of business or as provided in the current TIL capital plan approved by the TIL Board;

(vii)    enter into or materially amend, modify or terminate any Contract that is material to TIL or any of its Subsidiaries or any TIL Interested Party Transaction, other than a Contract or TIL Interested Party Transaction involving TNK or its Affiliates;

(viii)    sell, transfer, subject to any Lien (other than Permitted Liens incurred in the ordinary course of business consistent with past practice) or otherwise dispose of, any

TIL Owned Vessels), other than in connection with repaying, satisfying or extending scheduled maturities, current interest payments and other amounts due and payable in respect of currently outstanding Indebtedness;

(ix)    adopt a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization of any TIL Company or enter into any agreement with respect to the voting of its capital stock or other securities held by any TIL Company;

(x)    (A) grant to any current or former director of TIL any material increase or enhancement in compensation or other benefits, (B) grant to any current or former director of TIL any severance, change in control, retention or termination pay or benefits, except to the extent required under applicable Law or existing TIL policy or (C) enter into any new plan or arrangement providing compensation or benefits to any current or former director of TIL;

(xi)    except as may be required under GAAP or applicable Law, make any change in any method of accounting principles, method or practices;

(xii)    (A) incur or issue any Indebtedness other than in replacement of existing Indebtedness, (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than to TIL or any of its Subsidiaries, or (C) repay or satisfy any Indebtedness other than to satisfy scheduled maturities, current interest payments and other amounts due and payable in respect of such Indebtedness;

(xiii)    institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Authority in an amount exceeding $500,000 in the aggregate for any such action, suit, litigation, investigation or proceeding;

(xiv)    disclose, or consent to the disclosure of, any of its trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice and pursuant to an appropriate non-disclosure agreement;

(xv)    directly or indirectly (A) purchase or construct any vessel or enter into any Contract for the purchase or construction of any vessel, (B) sell or otherwise dispose of any TIL Vessel or enter into any Contract for the sale or disposal of any TIL Vessel, in each case other than in the ordinary course of business, pursuant to the current TIL capital plan approved by the TIL Board or pursuant to any agreements in effect as of the date of this Agreement; or

(xvi)    authorize or enter into a Contract or arrangement that would violate TIL’s obligations under clauses (i) through (xv) of this Section 6.1(b).

Section 6.2    Operation of the Businesses of TNK.

(a)    From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 10.1, except (i) as set forth in Section 6.2(a)

of the TNK Disclosure Letter, (ii) as expressly prohibited or expressly required by this Agreement, (iii) as required by applicable Law or (iv) with the prior written consent of TIL (such consent not to be unreasonably withheld, conditioned or delayed), TNK shall, and shall cause each of its Subsidiaries to:

(i)    conduct its operations according to their ordinary course and in a manner consistent with past practice; and

(ii)    use its reasonable best efforts to (A) preserve intact its present business organizations, goodwill and material assets, (B) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (C) keep available the services of its officers and employees and (D) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship.

(b)    Without limiting the generality of Section 6.2(a) except (i) as set forth in Section 6.2(b) of the TNK Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as required by applicable Law or (iv) with the prior written consent of TIL (such consent not to be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 10.1, TNK shall not, nor shall it permit any of its Subsidiaries to, do any of the following:

(i)    amend TNK’s articles of incorporation or bylaws, except for those amendments as are necessary for TNK to effect the Charter Amendment and to issue the shares of TNK Class A Common Stock to be delivered to the holders of shares of TIL Common Stock as Merger Consideration pursuant to this Agreement;

(ii)    (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its capital stock, other equity interests or convertible securities (other than the payment by TNK of quarterly cash dividends on TNK Common Stock consistent with TNK’s current dividend policy and dividends or other distributions by a direct or indirect Subsidiary of TNK to TNK or another Subsidiary of TNK), (B) split, subdivide, combine, consolidate or reclassify any of its capital stock, other equity interests or convertible securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its capital stock, other equity interests or convertible securities, (D) purchase, redeem or otherwise acquire any of its capital stock, other equity interests or convertible securities, or (E) take any action that would result in any material amendment, material modification or material change of any term of, or material default under, any Indebtedness of any TNK Company;

(iii)    issue, deliver, sell, grant, pledge, charge, transfer, subject to any Lien or otherwise encumber or dispose of any of its capital stock, other equity interests or convertible securities, other than (A) the issuance by a wholly owned Subsidiary of TNK of such Subsidiary’s capital stock or other equity interests to TNK or any other wholly owned subsidiary of TNK; (B) any grants, pledges, encumbrances or Liens with respect to the TNK Credit Facility Agreements; (C) sales of TNK Common Stock in a public offering for cash consideration; (D) issuances of TNK Common Stock as consideration in an acquisition, by merger or otherwise, of assets or any Person, subject to compliance with Section 6.2(b)(vii); and (E) issuances of TNK Common Stock for cash consideration in connection with the repayment of any material Indebtedness of TNK and its Subsidiaries; provided, however, that issuances of TNK Common Stock in respect of clauses (C), (D) and (E) cannot (1) exceed in the aggregate 10% of the issued and outstanding TNK Common Stock as of the date of this Agreement (2) result in a breach, default or violation by TNK under, or other failure by TNK to comply with any covenants contained in, any of the TNK Credit Facility Agreements;

(iv)    (A) replace or refinance Indebtedness (other than in an amount not in excess of $100 million of the current outstanding principal amount and that would not or would not reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, including the Merger), or (B) terminate or accelerate the repayment of Indebtedness (other than in connection with the replacement or refinancing of Indebtedness in accordance with clause (A)), in each case under the TNK Credit Facility Agreements;

(v)    except as may be required by GAAP or Regulation S-X or other rules or regulations of the SEC under the 1934 Act or related SEC interpretations and pronouncements, make any change in any method of accounting principles, method or practices;

(vi)    (A) adopt a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization of TNK and (B) except as would not or would not reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, including the Merger, adopt a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization of any Subsidiary of TNK;

(vii)    acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties of any Person (other than another wholly owned Subsidiary of TNK), in each case (1) in an amount not to exceed $100 million individually or in the aggregate, (2) subject to compliance with Section 6.2(b)(iii), and (3) except as would not or would not reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, including the Merger;

(viii)    authorize or enter into a Contract or arrangement that would violate TNK’s obligations under clauses (i) through (vii) of this Section 6.2(b).

(c)    TNK shall cause Merger Sub to comply with all of Merger Sub’s obligations under this Agreement, and TNK guarantees all of Merger Sub’s obligations under this Agreement, including Merger Sub’s obligation to perform hereunder.

Section 6.3    Access to Information. After the date hereof until the Effective Time and subject to (a) applicable Law, (b) the Confidentiality Agreement dated as of March 21, 2017, between TNK and TIL (the “March 21 Confidentiality Agreement”) and (c) the Confidentiality Agreement dated as of May 2, 2017, between TNK and TIL (the “May 2 Confidentiality Agreement”), the Parties shall (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the TIL Companies and the TNK Companies, as applicable, (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the TIL Companies and the TNK Companies, as applicable, to cooperate with the other Party in the matters described in clauses (i) and (ii) above. Notwithstanding the foregoing, neither Party shall be required to provide such access or furnish such information if the Party in good faith reasonably believes, after consulting with outside legal counsel, that doing so would reasonably be expected to (A) result in the loss of attorney-client privilege or attorney work product privilege, (B) breach or violate any applicable Law or (C) violate any confidentiality obligation with respect to such information.

Section 6.4    No Solicitation by TIL.

(a)    General Prohibitions. Subject to Section 6.4(b), after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 10.1 and the Effective Time, TIL and its Subsidiaries shall not (and TIL shall use its reasonable best efforts to cause its or any of its Subsidiaries’ Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any TIL Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to TIL or any of its Subsidiaries or afford access to the business, properties, assets, books or records of TIL or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, a TIL Acquisition Proposal, (iii) fail to make, withdraw, modify or amend, in a manner adverse to TNK, the TIL Board Recommendation (or recommend a TIL Acquisition Proposal) (any of the foregoing in this clause (iii) with respect to TIL, an “TIL Adverse Recommendation Change”), or (iv) approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a TIL Acquisition Proposal (other than a TIL Acceptable Confidentiality Agreement with a Third Party to whom TIL is permitted to provide information in accordance with Section 6.4(b)(i)). TIL and its Subsidiaries shall (and TIL shall use its reasonable best efforts to cause its or any of its Subsidiaries’ Representatives to) cease immediately any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any TIL Acquisition Proposal or efforts to obtain a TIL Acquisition Proposal.

(b)    Exceptions.

(i)    At any time prior to (but not at any time from or after) obtaining the TIL Shareholder Approvals, TIL, directly or indirectly through its Representatives, may (A)

engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made (and not withdrawn) after the date of this Agreement a bona fide, written TIL Acquisition Proposal that (x) did not result from a breach or violation of the provisions of Section 6.4(a), and (y) the TIL Board reasonably believes in good faith, after consulting with its outside legal and financial advisors, could reasonably be expected to lead to a TIL Superior Proposal, and (B) thereafter furnish to such Third Party or its Representatives or its financing sources non-public information relating to TIL or any of its Subsidiaries pursuant to a TIL Acceptable Confidentiality Agreement with such Third Party, if, in the case of either clause (A) or (B), the TIL Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that to the extent such information provided or made available to such Third Party (1) is of a kind that would be Evaluation Material (as defined in the March 21 Confidentiality Agreement) if it had been previously provided to TNK and (2) has not previously been provided or made available to TNK, such information is provided or made available to TNK, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.

(ii)    At any time prior to (but not at any time from or after) obtaining the TIL Shareholder Approvals, in response to a material fact, event, change, development, or set of circumstances (other than a TIL Acquisition Proposal) occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the TIL Board as of or prior to the date of this Agreement (such material fact, event, change, development or set of circumstances, a “TIL Intervening Event”) (provided that in no event shall any action taken by either Party pursuant to the affirmative covenants set forth in Section 8.1, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a TIL Intervening Event), if the TIL Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such TIL Intervening Event, the failure of the TIL Board to effect a TIL Adverse Recommendation Change is reasonably likely to be inconsistent with its fiduciary duties under applicable Law, the TIL Board may make a TIL Adverse Recommendation Change; provided, however, that TIL shall not exercise its right to make a TIL Adverse Recommendation Change pursuant to this Section 6.4(b)(ii) unless TIL has (A) provided to TNK at least four (4) Business Days’ prior written notice advising TNK that the TIL Board intends to take such action and specifying the facts underlying the TIL Board’s determination that a TIL Intervening Event has occurred, and the reasons for the TIL Adverse Recommendation Change, in reasonable detail, and (B) during such four (4) Business Day period, if requested by TNK, engaged in good faith negotiations with TNK to amend this Agreement in such a manner that obviates the need for a TIL Adverse Recommendation Change as a result of the TIL Intervening Event.

(iii)    At any time prior to (but not at any time from or after) obtaining the TIL Shareholder Approvals, the TIL Board may, following receipt of and on account of a TIL Superior Proposal, make a TIL Adverse Recommendation Change in connection with such TIL Superior Proposal, if such TIL Superior Proposal did not result from a breach or violation of the provisions of this Section 6.4 and the TIL Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such TIL Superior Proposal, the failure of the TIL Board to effect a TIL Adverse Recommendation Change is reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided, however, the TIL Board shall not effect a TIL Adverse Recommendation Change in connection with a TIL Superior Proposal unless (A) the TIL Board promptly notifies TNK, in writing, at least four (4) Business Days (the “TIL Notice Period”) before making a TIL Adverse Recommendation Change, of its intention to take such action with respect to such TIL Superior Proposal, which notice shall state expressly that TIL has received a TIL Acquisition Proposal that the TIL Board has determined to be a TIL Superior Proposal and that the TIL Board intends to make a TIL Adverse Recommendation Change; (B) the TIL Board attaches to such notice the most current version of the proposed agreement and the identity of the Third Party making such TIL Superior Proposal; (C) during the TIL Notice Period, if requested by TNK, the TIL Board has engaged, and has directed its Representatives to engage, in negotiations with TNK in good faith to amend this Agreement in such a manner that such TIL Superior Proposal ceases to constitute a TIL Superior Proposal; and (D) following the TIL Notice Period, the TIL Board shall have determined in good faith, taking into account any changes to this Agreement made or proposed in writing by TNK, that such TIL Superior Proposal continues to constitute a TIL Superior Proposal. With respect to any applicable TIL Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such TIL Superior Proposal following any applicable TIL Notice Period shall require a new written notice by the TIL Board and a new TIL Notice Period (provided that any such additional TIL Notice Period shall end three (3) Business Days following TNK’s receipt of such notice from TIL), and no such TIL Adverse Recommendation Change in connection with such TIL Superior Proposal may be made during any TIL Notice Period.

(c)    Required Notices. TIL and the TIL Board shall not take any of the actions referred to in Section 6.4(b) unless TIL shall have first complied with the applicable requirements of this Section 6.4(c). TIL shall notify TNK promptly (but in no event later than 24 hours) after receipt by TIL (or any of its Representatives) of any TIL Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making such TIL Acquisition Proposal and its proposed financing sources, and shall keep TNK reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such TIL Acquisition Proposal and TIL shall provide to TNK on a prompt basis (but in any event no later than 24 hours) copies of material correspondence and written materials sent or provided to TIL or any of its Subsidiaries or Representatives that describes the material terms or conditions of any TIL Acquisition Proposal. TIL shall also notify TNK promptly (but in no event later than 24 hours) after receipt by TIL of any request for non-public information relating to TIL or any of its Subsidiaries or for access to the business, properties, assets, books or records of TIL or any of its Subsidiaries by any Third Party that has informed TIL that it is considering making, or has made, a TIL Acquisition Proposal. TIL shall provide any such notice pursuant to this Section 6.4(c) orally and in writing.

(d)    Definition of TIL Superior Proposal. For purposes of this Agreement with respect to a TIL Acquisition Proposal, “TIL Superior Proposal” means a bona fide, unsolicited written TIL Acquisition Proposal (provided that, for the purposes of this definition, references to “15%” in the definition of TIL Acquisition Proposal shall be deemed replaced with references to “50%”) that (i) the TIL Board determines in good faith, after considering the advice of its outside counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, and (ii) the TIL Board determines in good faith, after considering the advice of its financial advisor would result in a transaction more favorable, from a financial point of view to TIL’s shareholders (other than TNK and its Affiliates) than the Merger provided hereunder, after taking into account (A) the legal, financial, regulatory or other aspects of such proposal, (B) the likelihood and timing of consummation (as compared to the transactions contemplated by this Agreement) and (C) any break-up fees, expense reimbursement provisions and conditions to consummation and (D) any amendment to this Agreement proposed by TNK pursuant to Section 6.4(b).

Section 6.5    No Solicitation by TNK.

(a)    General Prohibitions. Subject to Section 6.5(b) after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 10.1 and the Effective Time, TNK and its Subsidiaries shall not (and TNK shall use its reasonable best efforts to cause its or any of its Subsidiaries’ Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any TNK Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to TNK or any of its Subsidiaries or afford access to the business, properties, assets, books or records of TNK or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, a TNK Acquisition Proposal, (iii) fail to make, withdraw, modify or amend, in a manner adverse to TIL, the TNK Board Recommendation (or recommend a TNK Acquisition Proposal) (any of the foregoing in this clause (iii) with respect to TNK, an “TNK Adverse Recommendation Change”), or (iv) approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a TNK Acquisition Proposal (other than a TNK Acceptable Confidentiality Agreement with a Third Party to whom TNK is permitted to provide information in accordance with Section 6.5(b)(i)). TNK and its Subsidiaries shall (and TNK shall use its reasonable best efforts to cause its or any of its Subsidiaries’ Representatives to) cease immediately any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any TNK Acquisition Proposal or efforts to obtain a TNK Acquisition Proposal.

(b)    Exceptions.

(i)    At any time prior to (but not at any time from or after) obtaining the TNK Shareholder Approvals, TNK, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made (and not withdrawn) after the date of this Agreement a bona fide, written TNK Acquisition Proposal that (x) did not result from a breach or violation of the provisions of Section 6.5(a), and (y) the TNK Board reasonably believes in good faith, after consulting with its outside legal and financial advisors, could reasonably be expected to lead to a TNK Superior Proposal, and (B) thereafter furnish to such Third Party or its Representatives or its financing sources non-public information relating to TNK or any of its Subsidiaries pursuant to a TNK Acceptable Confidentiality Agreement with such Third Party, if, in the case of either clause (A) or (B), the TNK Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that to the extent such information provided or made available to such Third Party (1) is of a kind that would be Evaluation Material (as defined in the May 2 Confidentiality Agreement) if it had been previously provided to TIL and (2) has not previously been provided or made available to TIL, such information is provided or made available to TNK, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.

(ii)    At any time prior to (but not at any time from or after) obtaining the TNK Shareholder Approvals, in response to a material fact, event, change, development, or set of circumstances (other than a TNK Acquisition Proposal) occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the TNK Board as of or prior to the date of this Agreement (such material fact, event, change, development or set of circumstances, a “TNK Intervening Event”) (provided that in no event shall any action taken by either Party pursuant to the affirmative covenants set forth in Section 8.1, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a TNK Intervening Event), if the TNK Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such TNK Intervening Event, the failure of the TNK Board to effect a TNK Adverse Recommendation Change is reasonably likely to be inconsistent with its fiduciary duties under applicable Law, the TNK Board may make a TNK Adverse Recommendation Change; provided, however, that TNK shall not exercise its right to make a TNK Adverse Recommendation Change pursuant to this Section 6.5(b)(ii) unless TNK has (A) provided to the Special Committee at least four (4) Business Days’ prior written notice advising the Special Committee that the TNK Board intends to take such action and specifying the facts underlying the TNK Board’s determination that a TNK Intervening Event has occurred, and the reasons for the TNK Adverse Recommendation Change, in reasonable detail, and (B) during such four (4) Business Day period, if requested by the Special Committee, engaged in good faith negotiations with the Special Committee to amend this Agreement in such a manner that obviates the need for a TNK Adverse Recommendation Change as a result of the TNK Intervening Event.

(iii)    At any time prior to (but not at any time from or after) obtaining the TNK Shareholder Approvals, the TNK Board may, following receipt of and on account of a TNK Superior Proposal, make a TNK Adverse Recommendation Change in connection with such TNK Superior Proposal, if such TNK Superior Proposal did not result from a breach or violation of the provisions of this Section 6.5 and the TNK Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such TNK Superior Proposal, the failure of the TNK Board to effect a TNK Adverse Recommendation Change is reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided, however, the TNK Board shall not effect a TNK Adverse Recommendation Change in connection with a TNK Superior

Proposal unless (A) the TNK Board promptly notifies the Special Committee, in writing, at least four (4) Business Days (the “TNK Notice Period”) before making a TNK Adverse Recommendation Change, of its intention to take such action with respect to such TNK Superior Proposal, which notice shall state expressly that TNK has received a TNK Acquisition Proposal that the TNK Board has determined to be a TNK Superior Proposal and that the TNK Board intends to make a TNK Adverse Recommendation Change; (B) the TNK Board attaches to such notice the most current version of the proposed agreement and the identity of the Third Party making such TNK Superior Proposal; (C) during the TNK Notice Period, if requested by the Special Committee, the TNK Board has engaged, and has directed its Representatives to engage, in negotiations with the Special Committee in good faith to amend this Agreement in such a manner that such TNK Superior Proposal ceases to constitute a TNK Superior Proposal; and (D) following the TNK Notice Period, the TNK Board shall have determined in good faith, taking into account any changes to this Agreement made or proposed in writing by the Special Committee, that such TNK Superior Proposal continues to constitute a TNK Superior Proposal. With respect to any applicable TNK Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such TNK Superior Proposal following any applicable TNK Notice Period shall require a new written notice by the TNK Board and a new TNK Notice Period (provided that any such additional TIL Notice Period shall end three (3) Business Days following TNK’s receipt of such notice from TIL), and no such TNK Adverse Recommendation Change in connection with such TNK Superior Proposal may be made during any TNK Notice Period.

In addition, nothing contained in this Agreement shall prevent the TNK Board from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to a TNK Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.5; provided that any such action taken or statement made that relates to a TNK Acquisition Proposal shall be deemed to be a TNK Adverse Recommendation Change unless the TNK Board reaffirms the TNK Board Recommendation in such statement or in connection with such action, (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act (which it is agreed shall not constitute a TNK Adverse Recommendation Change) or (iii) making any disclosure to the TNK shareholders if the TNK Board determines in good faith that the failure to make such disclosure is reasonably likely to be inconsistent with its fiduciary duties under applicable Law (including any legally required disclosure to shareholders with regard to the transactions contemplated by this Agreement or a TNK Acquisition Proposal).

(c)    Required Notices. TNK and the TNK Board shall not take any of the actions referred to in Section 6.5(b) unless TNK shall have first complied with the applicable requirements of this Section 6.5(c). TNK shall notify TIL promptly (but in no event later than 24 hours) after receipt by TNK (or any of its Representatives) of any TNK Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making such TNK Acquisition Proposal and its proposed financing sources, and shall keep TIL reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such TNK Acquisition Proposal and TNK shall provide to TIL on a prompt basis (but in any event no later than 24 hours) copies of material correspondence and written materials sent or provided to TNK or any of its Subsidiaries or Representatives that describes the material terms or conditions of any TNK Acquisition Proposal. TNK shall also notify TIL promptly (but in no event later than 24 hours) after receipt by TNK of any request for non-public information relating to TNK or any of its Subsidiaries or for access to the business, properties, assets, books or records of TNK or any of its Subsidiaries by any Third Party that has informed TNK that it is considering making, or has made, a TNK Acquisition Proposal. TNK shall provide any such notice pursuant to this Section 6.5(c) orally and in writing.

(d)    Definition of TNK Superior Proposal. For purposes of this Agreement with respect to a TNK Acquisition Proposal, “TNK Superior Proposal” means a bona fide, unsolicited written TNK Acquisition Proposal (provided that, for the purposes of this definition, references to “15%” in the definition of TNK Acquisition Proposal shall be deemed replaced with references to “50%”) that (i) the TNK Board determines in good faith, after considering the advice of its outside counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms and (ii) the TNK Board determines in good faith, after considering the advice of its financial advisor, would result in a transaction more favorable, from a financial point of view to TNK’s shareholders (other than TIL and its Affiliates) than the Merger provided hereunder, after taking into account (A) the legal, financial, regulatory or other aspects of such proposal, (B) the likelihood and timing of consummation (as compared to the transactions contemplated by this Agreement), (C) any break-up fees, expense reimbursement provisions and conditions to consummation and (D) any amendment to this Agreement proposed by TIL pursuant to Section 6.5(b).

Section 6.6    Oslo Delisting. Prior to the Closing Date, TIL shall cooperate with TNK and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of the OSE to enable the delisting by the Surviving Company of the TIL Common Stock from the OSE as promptly as practicable after the Effective Time. The Surviving Company shall use reasonable best efforts to cause the TIL Common Stock to no longer be quoted on the OSE as soon as practicable following the Effective Time.

Section 6.7    Litigation.

(a)    From the date of this Agreement until the Effective Time, TIL shall promptly advise TNK of any pending or threatened Action involving TIL or any of the TIL Companies or any of their respective officers or directors relating to this Agreement or the transactions hereunder and shall keep TNK informed and consult with TNK regarding the status of the Action on an ongoing basis. TIL shall cooperate with and give TNK the opportunity to consult with respect to the defense or settlement of any such Action, and such settlement shall not be agreed to without the prior written consent of TNK (such consent not to be unreasonably withheld, conditioned or delayed).

(b)    From the date of this Agreement until the Effective Time, TNK shall promptly advise TIL of any pending or threatened Action involving TNK or any of the TNK Companies or their respective officers or directors, relating to this Agreement or the transactions hereunder and shall keep TIL informed and consult with TIL regarding the status of the Action on an ongoing basis. TNK shall cooperate with and give TIL the opportunity to consult with respect to the defense or settlement of any such Action, and such settlement shall not be agreed to without the prior written consent of TIL (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE VII

SEC FILINGS AND SHAREHOLDERS’ MEETINGS

Section 7.1    SEC Filings.

(a)    As soon as reasonably practicable after the execution of this Agreement (but in any event no later than 45 days after the date of this Agreement), (i) TNK and TIL shall prepare a joint proxy statement relating to the TNK Shareholders’ Meeting and the TIL Shareholders’ Meeting and (ii) TNK and TIL shall jointly prepare and TNK shall file with the SEC a Registration Statement on Form F-4 (the “Registration Statement”) in connection with the registration under the 1933 Act of shares of TNK Class A Common Stock issuable in the Merger as Merger Consideration. The Joint Proxy Statement/Prospectus furnished to TIL’s shareholders in connection with the TIL Shareholders’ Meeting and to TNK’s shareholders in connection with the TNK Shareholders’ Meeting shall be included as part of the prospectus (the “Joint Proxy Statement/Prospectus”) forming part of the Registration Statement. Each Party hereto shall, and shall cause their respective counsel, accountants and other advisors to, use reasonable efforts to cooperate with each other in connection with the preparation and filing of the Joint Proxy Statement/Prospectus and the Registration Statement. Each Party hereto shall, and shall cause their respective counsel, accountants and other advisors to, use reasonable best efforts to respond to any comments of the SEC, to cause the Registration Statement to be declared effective under the 1933 Act as soon as reasonably practicable after such filing and to continue to be effective as of the Effective Time, to take any necessary action and obtain all necessary state securities law or “Blue Sky” permits and approvals, if any, required to carry out the transactions contemplated by this Agreement in connection with the Registration Statement and to cause the Joint Proxy Statement/Prospectus to be mailed to TIL’s and TNK’s shareholders promptly after the Registration Statement is declared effective by the SEC, including providing all information about itself to the other Party as may be reasonably requested in connection with any such action.

(b)    The information supplied by TIL, TNK and Merger Sub or any of their respective Affiliates for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by TIL, TNK and Merger Sub or any of their respective Affiliates for inclusion in the Joint Proxy Statement/Prospectus shall not, at the time the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to the shareholders of TIL or TNK or at the time of the TIL Shareholders’ Meeting or the TNK Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time, any event occurs or either Party becomes aware of any information relating to either Party or its Subsidiaries or any of their respective officers or directors or Affiliates that should be described in an amendment or supplement to the Joint Proxy Statement/Prospectus, the Registration Statement or any other related filings, the applicable Party shall inform the other Party promptly after becoming aware of such event or information and cooperate in filing with the SEC or its staff or any other Governmental Authority, and/or mailing to shareholders of TIL or TNK, as applicable, such amendment or supplement. The Parties shall cooperate and provide each other with a reasonable opportunity to review and comment on the Joint Proxy Statement/Prospectus, the Registration Statement, any related filings or amendment or supplement thereto and any responses or communications to the SEC staff or other Governmental Authority in connection therewith; provided that, with respect to documents filed by TNK that are incorporated by reference in the Joint Proxy Statement/Prospectus, or the Registration Statement, this right of review and comment by TIL shall apply only with respect to information relating to TIL or its business, financial condition or results of operations and information relating to the Merger and the other transactions and matters to be consummated or to occur, as the case may be, relating to the Merger.

(c)    TNK shall advise TIL, promptly after receiving notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of shares of TNK Class A Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(d)    The Parties shall use their respective reasonable efforts to file as promptly as practicable all filings, notices, statements, registrations, submissions of information, applications and other documents, if any, required to be filed under Norwegian Law and OSE rules in order to consummate the transactions contemplated by this Agreement, including the Merger. The Parties shall comply with all applicable Norwegian Law and OSE requirements relating to this Agreement and the transactions contemplated by this Agreement, including the Merger.

Section 7.2    Shareholders’ Meetings. TIL shall, in accordance with the Marshall Islands Act and TIL Organizational Documents, duly call, give notice of and hold a meeting of TIL’s shareholders as promptly as practicable for the purpose of voting upon the approval of the Merger and the adoption of this Agreement (the “TIL Shareholders’ Meeting”). TNK shall, in accordance with the Marshall Islands Act and the TNK Organizational Documents, duly call, give notice of and hold a meeting of TNK’s shareholders as promptly as practicable for the purpose of approving the Charter Amendment (the “TNK Shareholders’ Meeting”). Each of TIL and TNK shall use its reasonable best efforts to hold these shareholders’ meetings on the same day as soon as practicable after the date on which the Registration Statement becomes effective, provided, however, that (a) each Party may change the date of, postpone or adjourn its shareholder meeting (but not in any event to a date later than five Business Days prior to the End Date) to the extent that it has determined in good faith, after consultation with outside legal counsel and the other Party (and its outside counsel), that such change, postponement or adjournment is necessary to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the applicable shareholders within a reasonable amount of time in advance of such shareholder meeting and (b) each Party may (and if the other Party so requests, such Party shall (it being understood and agreed that such Party is not obligated to change the date if so requested by the other Party more than two times) change the date of, postpone or adjourn its shareholder meeting (but not in any event to a date later than five Business Days prior to the End Date and provided that the Party does not set a new record date without the written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed)) if as of the time for which the shareholder meeting is scheduled (1) there are insufficient shares of common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the applicable shareholder meeting or (2) at such time the Party has not received proxies sufficient, when aggregated with the shares to be voted by Teekay and TNK, as applicable, to allow the receipt of the TIL Shareholder Approvals or TNK Shareholder Approvals, as the case may be, at the applicable shareholder meeting. Each of TIL and TNK shall include in the Joint Proxy Statement/Prospectus the recommendation of their respective boards of directors that (i) in the case of TIL, the TIL shareholders vote in favor of the approval of this Agreement and (ii) in the case of TNK, the TNK shareholders vote in favor of the Charter Amendment. Except to the extent there has been a TIL Adverse Recommendation Change in accordance with and subject to Section 6.4, TIL shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement (which shall include, for the avoidance of doubt, the hiring of a proxy solicitor) and shall take all other action necessary or advisable to secure the required vote of its shareholders. Except to the extent there has been a TNK Adverse Recommendation Change in accordance with and subject to Section 6.5, TNK shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the Charter Amendment (which shall include, for the avoidance of doubt, the hiring of a proxy solicitor) and shall take all other action necessary or advisable to secure the required vote of its shareholders. TIL agrees that its obligations to hold the TIL Shareholders’ Meeting pursuant to this Section 7.2 shall not be affected by the commencement, public proposal, public disclosure or communication to TIL of any TIL Acquisition Proposal or by the making of any TIL Adverse Recommendation Change. TNK agrees that its obligations to hold the TNK Shareholders’ Meeting pursuant to this Section 7.2 shall not be affected by the commencement, public proposal, public disclosure or communication to TNK of any TNK Acquisition Proposal or by the making of any TNK Adverse Recommendation Change.

ARTICLE VIII

OTHER COVENANTS OF THE PARTIES

Section 8.1    Regulatory Undertaking. Subject to the terms and conditions of this Agreement, the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement, including the Merger, including (a) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (b) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Merger; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by TIL, TNK or their respective Subsidiaries permitted by Section 6.4 or Section 6.5, as applicable. In furtherance and not in limitation of the foregoing, (i) each of TIL and TNK agree to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act (the “HSR

Filings”) with respect to the Merger as soon as practicable after the date hereof, and to use its reasonable best efforts to supply as soon as practicable any additional information and documentary material that may be reasonably requested pursuant to the HSR Act and to take, or cause to be taken, all other actions consistent with this Section 8.1 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable (including by requesting early termination of the waiting period thereunder). Notwithstanding the foregoing, nothing in this Agreement shall require (or be deemed to require) TNK, Merger Sub or TIL to consent to any requirement, condition, limitation, understanding, agreement or order that would have, or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition or results of operations of the Surviving Company and its Subsidiaries, considered as a whole, following the Effective Time. Notwithstanding the foregoing, TNK, Merger Sub, TIL and their respective Subsidiaries shall not be required (and without the prior written consent of TNK, Merger Sub, and TIL shall not), take any action with respect to any order or any applicable Law or in order to obtain any approval which is not conditioned upon the consummation of the Merger.

Section 8.2    Certain Filings.

(a)    The TNK and TIL shall cooperate with one another (i) in connection with the preparation of the Registration Statement, the Joint Proxy Statement/Prospectus, any other TNK Disclosure Documents and the HSR Filings, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the Merger, and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Registration Statement, the Joint Proxy Statement/Prospectus, any other TNK Disclosure Documents or the HSR Filings and seeking to timely obtain any such actions, consents, approvals or waivers.

(b)    TIL and TNK shall each have a reasonable opportunity to review in advance and, to the extent practicable, each will consult with the other on and reasonably consider in good faith the views of the other in connection with, any filing made with, or written materials submitted to or other communication with any Governmental Authority in connection with the transactions contemplated by this Agreement, including the Merger (and to receive a copy of all documents and information submitted to such Governmental Authority). Subject to applicable Laws and as required by any Governmental Authority, and subject to reasonable restrictions limiting access to outside counsel, TIL and TNK each shall keep the other apprised on a current basis of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices, correspondence, or other communications received by TIL or TNK, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Authority with respect to the transactions contemplated by this Agreement, including the Merger. Neither TIL nor TNK shall permit any of its officers or any other Representatives or agents to participate in any meeting or engage in any substantive communication with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat. Each of TIL and TNK shall, to the extent practicable, give the other reasonable prior notice of any such meeting or communication and in the event one party is prohibited by Law or a Governmental Authority from participating in or attending any such meeting or engaging in any such communication, keep such party apprised on a current basis with respect thereto.

Section 8.3    Public Announcements. Subject to Section 6.4 and Section 6.5 hereof, TIL and TNK shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts (other than ordinary course communications with investors or analysts not occurring as a publicly announced event or presentation of such communications), with respect to this Agreement or the transactions contemplated by this Agreement, including the Merger. Except in respect of any public statement or press release as may be required by applicable Law or any listing agreement with or rule of any securities exchange or association, neither TNK nor TIL shall issue any such press release or make any such other public statement (including statements to the employees of any TIL Company or TNK Company, as the case may be, other than employees participating in the transactions contemplated by this Agreement), or schedule any such press conference or conference call without the consent of the other Party. Notwithstanding the foregoing, TIL each hereby consents to the filing of TNK’s Form 6-K on the date of this Agreement in the form previously provided by TNK to TIL; provided that TNK will provide TIL with a reasonable opportunity to review and comment on such Form 6-K.

Section 8.4    Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of TIL or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of TIL or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of TIL and Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 8.5    Takeover Provision. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation of a Governmental Authority or provision of the articles of incorporation of TIL shall become applicable to the transactions contemplated by this Agreement, each of TIL, TNK and Merger Sub and the respective members of their boards of directors and the Special Committee shall, to the extent permitted by applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and therein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby and thereby.

Section 8.6    Notices of Certain Events. Each of TIL and TNK shall promptly notify the other of:

(a)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)    any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)    any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting any TIL Company or any TNK Company, as the case may be, that challenges this Agreement or the transactions contemplated hereby or, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;

(d)    any inaccuracy of any representation or warranty contained in this Agreement and known to such party at any time during the term hereof that could reasonably be expected to cause any of the conditions set forth in Article IX not to be satisfied; and

(e)    any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

Section 8.7    Indemnification and Insurance.

(a)    From and after the Effective Time, TNK and the Surviving Company shall indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to Effective Time was, a director or officer of a TIL Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of a TIL Company or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of a TIL Company or taken at the request of a TIL Company (including in connection with serving at the request of a TIL Company as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the transactions contemplated by this Agreement), to the fullest extent that TIL would be required to indemnify the Indemnitees under the TIL Organizational Documents as of the date of this Agreement.

(b)    Prior to the Effective Time, TIL shall, and if TIL is unable to, TNK shall cause the Surviving Company as of the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as TIL’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage no less favorable to the Indemnitees than TIL’s existing policies (including in connection with this Agreement or the transactions or actions contemplated hereby), provided, however, that in no event may TIL or the Surviving Company, as the case may be, expend in the aggregate for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by TIL for such insurance. If TIL and the Surviving Company for any reason fail to obtain such “tail” insurance policies as of the Effective

Time, the Surviving Company shall, and TNK shall cause the Surviving Company to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage no less favorable to the Indemnitees than that provided in TIL’s existing policies as of the date of this Agreement, or the Surviving Company shall, and TNK shall cause the Surviving Company to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable to the Indemnitees as provided in TIL’s existing policies as of the date of this Agreement; provided, however, that in no event shall TNK or the Surviving Company be required to expend in the aggregate for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by TIL for such insurance; and, provided, further that if the annual premia of such insurance coverage exceed such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)    For a period of six years from the Effective Time, TNK shall not permit any amendments to the Surviving Company’s articles of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Company) that would adversely affect any right of a person who was or is a director or officer of TIL or its Subsidiaries at or prior to the Effective Time with respect to elimination of liability of directors, indemnification of directors, officers and employees and advancement of fees, costs and expenses under the TIL Organizational Documents. From and after the Effective Time, TNK shall cause the Surviving Company and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnitee in effect as of (and disclosed to TNK prior to) the date hereof, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnitee thereunder.

(d)    The provisions of this Section 8.7 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her legal representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the TIL Companies Organizational Documents, by contract or otherwise. The obligations of TNK and the Surviving Company under this Section 8.7 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 8.7 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 8.7 applies shall be third-party beneficiaries of this Section 8.7).

(e)    In the event that TNK, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of TNK or the Surviving Company shall assume all of the obligations thereof set forth in this Section 8.7.

(f)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the TIL Companies for any of their respective directors, officers or other employees, in being understood and agreed that the indemnification provided for in this Section 8.7 is not prior to or in substitution for any such claims under such policies.

Section 8.8    Exchange Listings. TNK shall use its reasonable best efforts to cause the shares of TNK Class A Common Stock issuable in the Merger to be approved for listing on NYSE, subject to official notice of issuance to NYSE, as promptly as practicable after the date hereof and in any event prior to the Closing Date, and TIL shall reasonably cooperate with TNK with respect to such approval.

Section 8.9    Voting. TNK covenants and agrees that, until the Effective Time or the earlier termination of this Agreement in accordance with its terms, (a) at the TIL Shareholders’ Meeting or any other meeting of the TIL shareholders, however called, TNK will vote, or cause to be voted, all shares of TIL Common Stock and TIL Preferred Stock then owned beneficially or of record by it or any of its Subsidiaries, as of the record date for such meeting, (i) in favor of (A) the approval of this Agreement (as it may be amended or otherwise modified from time to time) and the transactions contemplated hereby, including the Merger, (B) any other matter submitted by the Board to TIL’s shareholders in connection with the consummation of the transactions contemplated by this Agreement and (C) the approval of any actions required in furtherance of the foregoing; and (ii) against any action which is inconsistent with, or is intended or would reasonably be expected to impede, interfere with, delay, postpone, or adversely affect, the consummation of the Merger or any of the other matters contemplated by this Agreement; and (b) TNK shall not, and shall cause each of the TNK Subsidiaries not to, sell, transfer or otherwise dispose of any shares of TIL Common Stock or TIL Preferred Stock beneficially owned by it, other than (1) to any TNK Subsidiary that has agreed in writing (the form and substance of which is reasonably acceptable to TIL) to be bound by the terms of this Section 8.9 or (2) to any Affiliate of TNK (other than a TNK Subsidiary) that has agreed in writing (the form and substance of which is reasonably acceptable to TIL) to be bound by the terms of the Voting and Support Agreement.

Section 8.10    Board Observer.

(a)    As of the Effective Time and until the earlier of (i) December 31, 2018 and (ii) the date of the first quarterly meeting of the TNK Board following the date on which the average of the closing price of a share of TNK Class A Common Stock for the immediately preceding fifteen (15) trading days is greater than the product of (A) 1.25 and (B) the closing price of a share of TNK Class A Common Stock on the trading day immediately prior to the date of this Agreement, and subject to the terms and conditions set forth in this Section 8.10, the Special Committee shall have the right to designate a single representative (the “Board Observer”) to attend all meetings of the TNK Board in an observer capacity. The Board Observer shall be determined as follows: (x) (1) the Special Committee may propose two candidates who are employees of any of TIL’s five largest shareholders (such five largest shareholders to be determined as of the date of this Agreement) to serve as the Board Observer (following consultation of the Special Committee with such of TIL’s large shareholders regarding such candidates as the Special Committee determines appropriate in its sole discretion) and (2) TNK shall choose, in its sole discretion but without unreasonable delay, one of the two such candidates proposed by the Special Committee to be the Board Observer to serve as the Board Observer commencing as of the Effective Time or (y) the Special Committee may propose one candidate who is not an employee of, or affiliated with, any of TIL’s five such largest shareholders to serve as the Board Observer commencing as of the Effective Time, subject to (1) TNK’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) and (2) TNK’s right to interview the candidate proposed by the Special Committee to be the Board Observer for the purpose of determining whether to grant such consent; provided that if TNK does not consent to the candidate proposed by the Special Committee pursuant to clause (y), the Special Committee may continue to propose candidates to serve as the Board Observer pursuant to clause (x) or clause (y) until TNK chooses or consents to one such Board Observer candidate in accordance with the terms of this Section 8.10(a). In the event that the Board Observer resigns, dies or is otherwise unwilling or unable to continue to serve as the Board Observer, the Special Committee may nominate replacements to serve as the Board Observer following the procedures set forth in the immediately preceding sentence. Notwithstanding the foregoing, TNK shall have no obligation to select or consent to, as applicable, a Board Observer that (A) is affiliated with a competitor of TNK or (B) has been convicted of a felony involving (i) moral turpitude or (ii) a violation of federal, state or foreign securities laws.

(b)    The Board Observer will not constitute a director of the TNK Board and will not be entitled to vote on, or consent to, any matters presented to the TNK Board, and will not be counted towards a quorum. For the avoidance of doubt, TNK’s failure to comply with any of the provisions set forth in this Section 8.10 will not in any way affect the validity of any actions of the TNK Board. TNK will (i) give the Board Observer written notice of each meeting of the TNK Board at the same time and in the same manner as notice is given to members of the TNK Board, (ii) provide the Board Observer with copies of all written materials and other information at the same time such materials and information are furnished to members of the TNK Board, (iii) provide the Board Observer with the same right to attend (whether in person or by telephone or other means of electronic communication) such meetings as is given to the members of the TNK Board, (iv) provide the Board Observer with the same opportunity as the members of the TNK Board to request additional information regarding TNK and communicate with and receive information from members of TNK management and (v) provide the Board Observer information regarding all committees of the Board that the Board Observer reasonably requests. As a condition to TNK’s obligations hereunder, the Board Observer will agree to enter into, comply with, and be bound by, in all respects, the terms and conditions of a Board Observer Agreement in substantially the form attached hereto as Exhibit A (the “Board Observer Agreement”). The Board Observer Agreement will be provided to the Board Observer within two days of his or her selection or approval, as applicable, and the Board Observer will have all of the rights and privileges provided for under this Section 8.10 and the Board Observer Agreement upon his or her execution and delivery of the Board Observer Agreement to TNK. Notwithstanding any rights to be granted or provided to the Board Observer hereunder, the TNK Board may exclude the Board Observer from access to any materials or attendance at any meeting or portion thereof if and to the extent that the TNK Board is advised by outside counsel that (i) such access or attendance is reasonably likely to result in the loss of the attorney-client privilege between TNK or any of its Subsidiaries and their respective counsel, (ii) such withholding or exclusion is required for TNK or its Subsidiaries to comply with any applicable Law or (iii) there is an actual or potential conflict of interest between TNK and/or any of its Subsidiaries, on the one hand, and the Board Observer and/or its Affiliates, on the other hand; provided, however, that TNK will use its reasonable best efforts to provide the Board Observer with access to such materials or other information to the fullest extent possible in a manner that does not have the effects described in clauses (i), (ii) and (iii). TNK shall (1) compensate the Board Observer in the same amount and at the same times as it compensates the members of the TNK Board (provided that (x) the Board Observer shall receive the entire value of its compensation in the form of cash and (y) the Board Observer shall be compensated pro rata for any service performed prior to a payment date if the Board Observer is no longer serving in such position as of such payment date), (2) reimburse such Board Observer for all of his or her of reasonable out-of-pocket expenses incurred by the Board Observer in connection with his or her attendance at meetings of the TNK Board (in accordance with the terms of TNK’s travel and expense policy for TNK directors), (3) maintain a D&O Insurance policy for the Board Observer with benefits and levels of coverage no less favorable to the Board Observer than the D&O Insurance policy applicable to the members of the TNK Board, and (4) indemnify and hold harmless such Board Observer in accordance with and pursuant to the Board Observer Agreement. For the avoidance of doubt, the Board Observer shall cease to serve in such capacity upon the date that the Special Committee no longer has a right to designate a Board Observer pursuant to Section 8.10(a) of this Agreement.

(c)    The provisions of this Section 8.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Board Observer and each member of the Special Committee. The obligations of TNK and the Surviving Company under this Section 8.10 shall not be terminated or modified in such a manner as to adversely affect the rights of the Board Observer, the Special Committee or the members of the Special Committee unless (x) such termination or modification is required by applicable Law or (y) the Board Observer and the members of the Special Committee shall have consented in writing to such termination or modification (it being expressly agreed that the Board Observer and the members of the Special Committee shall be third-party beneficiaries of this Section 8.10). For the avoidance of doubt, the members of the Special Committee may enforce the provisions of this Section 8.10 following the Effective Time (even though the Special Committee shall have ceased to exist at such time), and at the Effective Time the rights of the Special Committee under this Section 8.10 shall become the personal rights of the former members of the Special Committee, provided, however, that the members of the Special Committee and the Board Observer may not assign, delegate or otherwise transfer any of its rights or obligations under this Section 8.10 without the prior written consent of TNK.

Section 8.11    Directors. Unless otherwise requested in writing by TNK, TIL shall use reasonable best efforts to obtain the resignation of all of the members of the TIL Board who are in office immediately prior to the Effective Time (and if requested in writing by TNK, TIL shall use reasonable best efforts to obtain the resignation of any members of the board of directors (or any equivalent body) of any of the Subsidiaries of TIL), which resignations shall be effective at, and conditioned upon the occurrence of, the Effective Time. TIL will cooperate with TNK to provide that the individuals that TNK may designate prior to the Effective Time to serve as members of the board of directors of the Surviving Company or the board of directors (or any equivalent body) of any Subsidiary of TIL, shall be appointed as directors of TIL or directors (or such equivalent positions) of any such designated Subsidiary, in each case effective immediately following, and conditioned upon the occurrence of, the Effective Time.

ARTICLE IX

CONDITIONS TO THE MERGER

Section 9.1    Conditions to Obligations of Each Party. The respective obligations of each Party to effect the Merger are subject to the satisfaction of the following conditions:

(a)    the TIL Shareholder Approvals and the TNK Shareholder Approvals shall have been obtained, and the Charter Amendment filed with and accepted by the Registrar of Corporations of the Republic of the Marshall Islands;

(b)    no material applicable Law preventing or prohibiting the consummation of the Merger shall be in effect;

(c)    the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated;

(d)    the Registration Statement shall have been declared effective by the SEC under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC; and

(e)    the shares of TNK Class A Common Stock to be issued in connection with the Merger as Merger Consideration shall have been approved for listing on the NYSE, subject to the completion of the Merger and notice of issuance.

Section 9.2    Conditions to Obligations of TIL. The obligations of TIL to effect the Merger are further subject to the satisfaction by TNK of the following conditions:

(a)    (i) the representations and warranties of TNK contained in Section 5.1, Section 5.2 and Section 5.4 of this Agreement (disregarding all materiality and TNK Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (ii) all of the other representations and warranties of TNK contained in this Agreement (disregarding all materiality and TNK Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a TNK Material Adverse Effect;

(b)    TNK shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(c)    from the date hereof and through the Closing Date, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a TNK Material Adverse Effect; and

(d)    TNK shall have delivered to TIL as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of TNK to the effect that the conditions set forth in clauses (a), (b) and (c) of this Section 9.2 have been satisfied as of the Closing Date.

Section 9.3    Conditions to Obligations of TNK. The obligations of TNK to effect the Merger are further subject to the satisfaction by TIL of the following conditions:

(a)    (i) the representations and warranties of TIL contained in Section 4.1, Section 4.2 and Section 4.4 of this Agreement (disregarding all materiality and TIL Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (ii) all of the other representations and warranties of TIL contained in this Agreement (disregarding all materiality and TIL Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a TIL Material Adverse Effect;

(b)    TIL shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(c)    from the date hereof through the Closing Date, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a TIL Material Adverse Effect; and

(d)    TIL shall have delivered to TNK as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of TIL to the effect that the conditions set forth in clauses (a), (b) and (c), of this Section 9.3 have been satisfied;

(e)    provided, however, that TIL will be deemed to have satisfied the conditions set forth in Section 9.3(a), Section 9.3(b) and Section 9.3(c), as applicable, if the failure of any of such conditions to be satisfied (x) other than in the case of Section 9.3(b), was Known to TNK prior to the date of this Agreement or (y) resulted from or arose out of the performance by the Manager, or the failure of the Manager to perform, under the Management Agreement.

ARTICLE X

TERMINATION; AMENDMENT; WAIVER

Section 10.1    Termination. This Agreement may be terminated any time prior to the Effective Time:

(a)    by mutual written agreement of TIL and TNK duly authorized by the TIL Board and the TNK Board;

(b)    by either Party, if the Effective Time shall not have occurred on or before February 28, 2018 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to a Party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(c)    by either Party if there shall be any material applicable Law that prohibits or prevents TNK or TIL from consummating the Merger, the Charter Amendment or the other transactions contemplated by this Agreement and such prohibition shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to a Party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, such prohibition;

(d)    by TIL, if TNK shall have breached or failed to perform any of its covenants or obligations required to be performed by it under this Agreement, if any representation or warranty of TNK shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.2 (such circumstance, a “Material TNK Breach”), and such Material TNK Breach cannot be or, to the extent curable by TNK, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving by TIL of written notice to TNK of such breach or failure;

(e)    by TNK, if TIL shall have breached or failed to perform any of its covenants or obligations required to be performed by it under this Agreement, if any representation or warranty of TIL shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.3 (such circumstance, a “Material TIL Breach”), and such Material TIL Breach cannot be or, to the extent curable by TIL, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving by TNK of written notice to TIL of such breach or failure;

(f)    by TNK, prior to the receipt of the TIL Shareholder Approvals, if (i) a TIL Adverse Recommendation Change shall have occurred, whether or not permitted under this Agreement; or (ii) the TIL Board fails publicly to reaffirm the TIL Board Recommendation within five Business Days of receipt of a written request by TNK or Merger Sub to provide such reaffirmation following a TIL Acquisition Proposal;

(g)    by either TNK or TIL, if TIL fails to obtain the TIL Shareholder Approvals at the TIL Shareholders’ Meeting or any adjournment or postponement thereof (in which case TIL shall reimburse TNK the amounts due pursuant to Section 11.4(b) in accordance with the terms specified therein);

(h)    by TIL, prior to the receipt of the TNK Shareholder Approvals, if (i) a TNK Adverse Recommendation Change shall have occurred, whether or not permitted under this Agreement; or (ii) the TNK Board fails to publicly reaffirm the TNK Board Recommendation within five Business Days of receipt of a written request by TIL to provide such reaffirmation following a TNK Acquisition Proposal; or

(i)    by either TIL or TNK, if TNK fails to obtain the TNK Shareholder Approvals at the TNK Shareholders’ Meeting or any adjournment or postponement thereof (in which case TNK shall reimburse TIL the amounts due pursuant to Section 11.4(b) in accordance with the terms specified therein).

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give written notice of such termination to the other Party.

Section 10.2    Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, except as provided in this Section 10.2 and Section 11.4 and except with respect to the requirement to comply with the March 21 Confidentiality Agreement and the May 2 Confidentiality Agreement, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to the other Party; provided that if such termination shall result from the intentional breach by a Party of its obligations hereunder or intentional fraud, such Party shall be fully liable for any and all liabilities and damages incurred or suffered by the other Party as a result of such failure. The parties acknowledge and agree that liabilities and damages payable by TNK or Merger Sub to TIL in an action brought by TIL under this Section 10.2 in respect of intentional breach or intentional fraud shall include the benefits of the transaction contemplated by this Agreement lost by the holders of the shares of TIL Common Stock, which shall be deemed to be damages of TIL. For purposes hereof, an “intentional breach” means a material breach that is a consequence of an act undertaken by the breaching Party, or the failure by the breaching Party to take an act it is required to take under this Agreement, when the breaching Party knew that the taking of, or the failure to take, such act would, or would be reasonably be expected to, result in a breach of this Agreement. The provisions of this Section 10.2 and Article XI (and any related definitions contained in any such Sections or Article) shall survive any termination hereof pursuant to Section 10.1.

ARTICLE XI

MISCELLANEOUS

Section 11.1    No Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time. The covenants and agreements of the Parties (including the Surviving Company after the Merger) shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).

Section 11.2    Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including digital transmission) and shall be given,

if to TNK, to:

Teekay Tankers Ltd.

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08

Bermuda

Attention: Edith Robinson

Email: Edie.Robinson@teekay.com

with a copy to (which shall not constitute notice):

Vinson & Elkins L.L.P.

666 Fifth Avenue

26th Floor

New York, NY 10103-0040

Attention: Michael J. Swidler / Simon N. Rootsey

Email: mswidler@velaw.com / srootsey@velaw.com

if to TIL, to:

Tanker Investments Ltd.

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08

Bermuda

Attention: Alan C. Carr / Scott Gayton / Adrian Dirassar

Email: acarr@drivetrainadvisors.com / Scott.Gayton@teekay.com /

Adrian.Dirassar@teekay.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Attention: John Evangelakos / Audra D. Cohen

Email: evangelakosj@sullcrom.com / cohena@sullcrom.com

or to such other address or email address as such Party may hereafter specify for the purpose by notice to the other Parties. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to the local close of business of the recipient on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

Section 11.3    Amendments and Waivers.

(a)    Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided that (i) after the TNK Shareholder Approvals has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of TNK under the Marshall Islands Act unless such amendment is made subject to such shareholder approval and (ii) after the TIL Shareholder Approvals have been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of TIL under the Marshall Islands Act unless such amendment is made subject to such shareholder approval.

(b)    No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 11.4    Expenses; Termination Fee.

(a)    General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

(b)    Expense Reimbursement. If this Agreement is terminated by TIL pursuant to Section 10.1(h) [TNK Adverse Recommendation Change] or by either TIL or TNK pursuant to Section 10.1(i) [No TNK Shareholder Approval], then TNK shall reimburse TIL within two Business Days of such termination in immediately available funds for all documented out-of-pocket costs and expenses reasonably incurred by TIL in connection with this Agreement and the transactions contemplated hereby, subject to a cap of $2,000,000 in the aggregate (the “Expense Cap”). If this Agreement is terminated by TNK pursuant to Section 10.1(f) [TIL Adverse Recommendation Change] or by either TNK or TIL pursuant to Section 10.1(g) [No TIL Shareholder Approval], then TIL shall reimburse TNK within two Business Days of such termination in immediately available funds for all documented out-of-pocket costs and expenses reasonably incurred by TNK in connection with this Agreement and the transactions contemplated hereby, subject to the Expense Cap.

(c)    TNK Termination Fee.

(i)    If this Agreement is terminated by TIL pursuant to Section 10.1(h) [TNK Adverse Recommendation Change], then TNK shall pay to TIL in immediately available funds the TNK Termination Fee within two Business Days after such termination. “TNK Termination Fee” means $7,500,000.

(ii)    If this Agreement is terminated by TIL or TNK pursuant to (A) (1) Section 10.1(b) [End Date], provided that the TNK Shareholder Approvals shall not have been obtained at the TNK Shareholders’ Meeting (including any adjournment or postponement thereof), or (2) Section 10.1(i) [No TNK Shareholder Approval] and: (B)(1) prior to such termination, a TNK Acquisition Proposal shall have been publicly disclosed and not withdrawn; and (2) within twelve months following the date of such termination of this Agreement TNK shall have entered into a definitive agreement with respect to any TNK Acquisition Proposal, or any TNK Acquisition Proposal shall have been consummated (in each case whether or not such TNK Acquisition Proposal is the same as the original TNK Acquisition Proposal made, communicated or publicly disclosed), then TNK shall pay to TIL by wire transfer of immediately available funds, immediately prior to and as a condition to consummating such transaction, the TNK Termination Fee (it being understood that for all purposes of this Section 11.4(c)(ii), all references in the definition of TNK Acquisition Proposal to 15% shall be deemed to be references to “more than 50%” instead).

(d)    TIL Termination Fee.

(i)    If this Agreement is terminated by TNK pursuant to Section 10.1(f) [TIL Adverse Recommendation Change], then TIL shall pay to TNK in immediately available funds the TIL Termination Fee within two Business Days after such termination. “TIL Termination Fee” means $5,000,000.

(ii)    If this Agreement is terminated by TIL or TNK pursuant to (A) (1) Section 10.1(b) [End Date], provided that the TIL Shareholder Approvals shall not have been obtained at the TIL Shareholders’ Meeting (including any adjournment or postponement thereof), or (2) Section 10.1(g) [No TIL Shareholder Approval] and: (B)(1) prior to such termination, a TIL Acquisition Proposal shall have been publicly disclosed and not withdrawn; and (2) within twelve months following the date of such termination of this Agreement TIL shall have entered into a definitive agreement with respect to any TIL Acquisition Proposal, or any TIL Acquisition Proposal shall have been consummated (in each case whether or not such TIL Acquisition Proposal is the same as the original TIL Acquisition Proposal made, communicated or publicly disclosed), then TIL shall pay to TNK by wire transfer of immediately available funds, immediately prior to and as a condition to consummating such transaction, the TIL Termination Fee (it being understood that for all purposes of this Section 11.4(d)(ii), all references in the definition of TIL Acquisition Proposal to 15% shall be deemed to be references to “more than 50%” instead).

(iii)    Other Costs and Expenses. The Parties acknowledge that the agreements contained in this Section 11.4 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if a Party fails to promptly pay any amount due pursuant to this Section 11.4, it shall also pay any costs and expenses incurred by the other Party in connection with a legal action to enforce the obligation to pay such amounts, that results in a judgment against the other Party for such amount, together with interest on the amount of any unpaid fee, cost or expense at the prime rate published in The Wall Street Journal from the date such fee, cost or expense was required to be paid to (but excluding) the payment date. The Parties acknowledge and agree that (a) in no event shall TIL be obligated to pay the TIL Termination Fee on more than one occasion and (b) in no event shall TNK be obligated to pay the TNK Termination Fee on more than one occasion.

(e)    Each of the Parties agree that, upon any termination of this Agreement under circumstances where a Termination Fee is payable by the other Party pursuant to this Section and such Termination Fee is paid in full, such Party shall be precluded from any other remedy against the other Party, at law or in equity or otherwise (except for any expenses payable pursuant to Section 11.4(b) and liability of such Party in the case of intentional fraud or an intentional breach of any covenant, agreement or obligation), and such Party shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby (except for any expenses payable pursuant to Section 11.4(b) and liability in the case of intentional fraud or an intentional breach of any covenant, agreement or obligation).

Section 11.5    Disclosure Letters. The Parties agree that any reference in a particular Section of the TIL Disclosure Letter or TNK Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Section of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent. The mere inclusion of an item in the TIL Disclosure Letter or TNK Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a TIL Material Adverse Effect or TNK Material Adverse Effect, as applicable.

Section 11.6    Waiver. Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the TNK Shareholders’ Meeting, TNK (on behalf of itself and Merger Sub) may (a) extend the time for the performance of any of the covenants, obligations or other acts of TIL, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of TIL or with any conditions to TNK’s own obligations. Any agreement on the part of TNK (on behalf of itself and Merger Sub) to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of TNK by its duly authorized officer. Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the TIL Shareholders’ Meeting, TIL may (a) extend the time for the performance of any of the covenants, obligations or other acts of TNK, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of TNK, or with any conditions to TIL’s own obligations. Any agreement on the part of TIL to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of TIL by its duly authorized officer. The failure or delay of any Party to this Agreement to assert any of its rights or remedies under this Agreement or otherwise will not constitute a waiver of such rights or remedies. The waiver of any such right or remedy with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right or remedy will be deemed an ongoing right or remedy that may be asserted at any time and from time to time.

Section 11.7    Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without giving effect to any choice of Law or conflict of Laws provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except to the extent that the Laws of the Marshall Islands are mandatorily applicable to the Merger.

Section 11.8    Jurisdiction. EACH OF THE PARTIES CONSENTS TO THE JURISDICTION OF THE DELAWARE COURT OF CHANCERY OR, IF THE DELAWARE COURT OF CHANCERY LACKS JURISDICTION, IN ANY FEDERAL OR OTHER STATE COURT LOCATED IN THE STATE OF DELAWARE AND ANY APPELLATE COURT THEREFROM LOCATED IN THE STATE OF DELAWARE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED BY THE PARTIES THAT 6 DEL. C. SECTION 2708 SHALL APPLY TO THIS AGREEMENT.

Section 11.9    WAIVER OF JURY TRIAL. EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) EACH PARTY

UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (3) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (4) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.9.

Section 11.10    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission constitutes effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement. Signatures of the Parties transmitted by facsimile or electronic transmission will be deemed to be their original signatures for any purpose whatsoever.

Section 11.11    Entire Agreement. This Agreement (including any exhibits hereto), the TIL Disclosure Letter, the TNK Disclosure Letter, the March 21 Confidentiality Agreement and the May 2 Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.

Section 11.12    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 11.13    Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the Parties shall be entitled to an injunction or injunctions (without any requirement to secure or post a bond) to prevent any breach or threatened breach of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Delaware Court of Chancery or in any federal or state court located in the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity. Each Party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other Party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 11.14    Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 11.15    Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 11.16    Binding Effect; Benefit; Assignment.

(a)    The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Except as provided in Section 8.7 and Section 8.10, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.

(b)    No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party, except that TNK or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time and, after the Effective Time, to any Person; provided, however, that (i) TNK guarantees all obligations of any such assignee under this Agreement and such assignment will not relieve TNK or Merger Sub of their obligations under this Agreement, (ii) any such assignment will not enlarge, alter or change any obligation of TIL under this Agreement, and (iii) any such assignment will not prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the TIL shareholders under this Agreement. Any purported assignment in violation of this Agreement is void.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized directors as of the date first above written.

TEEKAY TANKERS LTD.

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	Corporate Secretary

ROYAL 2017 LTD.

By:	/s/ Edith Robinson
Name:	Edith Robison
Title:	President and Secretary

TANKER INVESTMENTS LTD.

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	Corporate Secretary

[Signature Page to Agreement and Plan of Merger]